GYMBOREE®

2001
Annual Report



Corporate Profile

The Gymboree Corporation is an international specialty retailer that designs, manufactures and retails unique and imaginative apparel, accessories and play programs for children. As of February 2, 2002, Gymboree® operated approximately 580 retail stores in North America and Europe and an online store at gymboree.com where customers can find Gymboree's kid-right, fashionable apparel and personalized customer service. Gymboree's directed parent child developmental play programs are available at 484 franchised and company-operated centers in the United States and 22 other countries.

Corporate Information

Global Headquarters

The Gymboree Corporation
700 Airport Boulevard, Suite 200
Burlingame, CA 94010
Phone: 650-373-7122
Fax: 650-579-1733

European Headquarters

Gymboree of the United Kingdom
First Floor Office Suite
Stonecroft House
Ervington Court
Meridian Business Park
Leicester LE3 2WI England
Phone: 44-116-282-7400

Web site

gymboree.com

Gymboree Stores

North America: 1-800-558-9885
UK/Ireland: 44-116-282-7400

Gymboree Play & Music

1-800-520-PLAY

Financial Highlights

(In thousands, except stores and per-share amounts)

Fiscal Year	2001	2000	1999
Operating Results			
Net sales	$505,383	$448,607	$437,076
Operating income (loss)	11,053	(58,207)	(18,057)
Net income (loss)	4,580	(36,868)	(10,600)
Net income (loss) as a percentage of sales	0.9%	(8.2)%	(2.4)%
Diluted income (loss) per share	$0.16	$(1.38)	$(0.44)
Balance Sheet Data			
Working capital	$49,268	$33,374	$57,225
Total assets	219,629	244,442	240,918
Long-term debt	8,830	16,443	10,877
Total stockholders' equity	$142,429	$134,116	$158,462
Stores open at year end	580	599	605

Dear Shareholders:

I am pleased to write my second letter to you as CEO of The Gymboree Corporation. Our company accomplished so much in 2001. The end result of our efforts is that we delivered the highest revenues in the history of the company and achieved profitability for the first time in two years.

This success resulted directly from the measured and focused plan put in place early in 2000. This plan called for us to deliver the core tenets of the Gymboree® brand to our employees and our customers. The plan also called for us to institute operational efficiencies for improved productivity and build the platform from which we will propel the company to growth.

We know that our powerful brand is delivered through our unique product. In 2001 we continued to deliver the kid-right product that brought our customers back to our stores in late 2000. Its unique design and high quality allow us to be well differentiated in the marketplace. We also redesigned our Web site to mirror the experience found in our stores, resulting in great success on the Web this year. Finally, we began driving synergy between our retail and Play & Music divisions, a link that was missed over the last few years. All of these elements will be critical as we continue to focus on growing the business.

On the operational front, we improved our financial position through disciplined financial management, resulting in the reduction of a significant amount of our debt. We strengthened our assortment and inventory management through improved systems and processes, resulting in the best inventory position we have had in five years. We laid the groundwork for our micro-merchandising initiatives, including the 16-line strategy we introduced during the fourth quarter.

I consider it very important that we have built a talented and dedicated management team that is fully committed to driving our business while cultivating other talented individuals to be the next generation of leaders. They understand that we exist to serve our customers and are committed to listening to them every day. We now have the right team in place to take Gymboree into the future.

Looking ahead to 2002, we will remain focused on improving productivity by fully rolling out our micro-merchandising strategy and investing in systems that will make our operations more efficient. We will also remain keenly focused on delivering the Gymboree promise to our employees and our customers every day.

With our core business reinvigorated, we are carefully looking at opportunities for future growth that will deliver additional value to you, our shareholders. We will do this in several ways: through the expansion of Gymboree retail store presence in North America and the United Kingdom; through the continued international expansion of our Gymboree Play & Music franchise; and by testing new niche retail concepts. Our first new test concept is Janie and Jack™, focused on high-end infant and baby clothing and gifts. In 2002, we will open approximately 10 stores in select U.S. markets with disciplined investments, while leveraging Gymboree's existing product development, design and production competencies.

We have begun delivering on our promise to turn Gymboree around and make it profitable. This year, we look forward to delivering additional value to you. Thank you for your support.

Lisa Harper
Chief Executive Officer and Vice Chair
The Gymboree Corporation





Our Company

The Gymboree® brand is firmly established in the hearts and minds of our customers because we have attempted to approach our businesses with great focus on our brand, our customers and our employees.

The Best for Your Kids

At Gymboree, we strive to give parents the best possible apparel and play programs for their kids. We design unique, high-quality clothes that are kid-right, and that mix and match with each other for multiple options. We create play programs that reflect the developmental periods in a child's life while allowing each parent and child to individualize the experience to their personalities. In short, we embrace childhood by encouraging kids to be kids.

I am Gymboree

A very critical piece of our brand is our culture. All Gymboree employees understand their individual role as a representative of the company. We know that, to our customers, Gymboree is that interaction with each one of them. That's why it is important that our employees live our brand through our values every day.

Our Values

We are passionate about quality. We are connected. We are creative. We are unique. We are playful.

Our Customer Comes First

Being a customer-driven company is simple, but not easy. All of us at Gymboree must listen carefully and consistently to our customers and make decisions based on what we hear. Our thousands of field employees are the daily link to our customers, which means that Gymboree must also learn from their experiences. As a result, our headquarters organization exists to support our stores.

Our management team combines its deep retail experience with one-on-one input from the field to make decisions. In place for the past year, this team developed the systems and processes that improved Gymboree's operational base. They created, developed and delivered the product that our customers have been asking for, and led our thousands of field employees to become more customer-centric. Ultimately, this team is responsible for the success of our retail and play businesses, which you will see highlighted on the following pages.

"Our customers are loyal, yet they expect a great deal from our people and our product. So to succeed, we have to truly focus on exceeding their expectations every day."

Muffet Moore, Vice President, Store Operations



Front row, left to right:
Myles McCormick, Chief Financial Officer, **Joan Hill,** Vice President, Real Estate, **Marina Armstrong,** Vice President, Human Resources, **Debbie Nash,** Vice President, Merchandising, **Don Hendricks,** Vice President, Operations & Technology
Back row, left to right:
Craig Nomura, Vice President, Planning & Allocation, **Lisa Harper,** Chief Executive Officer and Vice Chair of the Board of Directors, **Bob Campbell,** President, Gymboree Play Programs, **Susan Neal,** Vice President, Business Development, **Mike Mayo,** Vice President, Production, **Muffet Moore,** Vice President, Store Operations

"Our greatest asset is our people. That's because they are passionately committed to our company and to our customers."

Marina Armstrong, Vice President, Human Resources


"When we sit down to create a line, we design
what we know pleases our customers and their children.
Then we surprise them with the fun little details
that make our product truly unique."
Debbie Nash, Vice President, Merchandising

Gymboree Retail

Gymboree's retail stores represent the bulk of our revenue. Though we are a niche brand, we are pleased with our broad appeal. The popularity of our retail stores is attributable to our unique apparel and our Matchmatics® wardrobing system, delivered in a friendly, consistent way.

Unique, Kid-right Clothes

Our apparel is truly differentiated in the marketplace. Because of the little details that are "signature" to Gymboree, and the fact that our clothes are kid-right, we are unique. Plus, we design our product in-house and we test every garment and accessory to ensure that our apparel is of the highest quality. Best of all, our customers can always count on finding something fresh and new in our stores, because we introduce new product just about every three weeks.

Matchmatics: Wardrobes Made Easy

Years ago, Gymboree introduced Matchmatics®, a selling system that helped our employees to sell entire wardrobes rather than individual pieces to our customers. Matchmatics has evolved so that it affects the way we design, present and sell our product. Each line we deliver is designed as a "collection" in which individual pieces mix and match to create dozens of outfits. We display our product so that our customers can see the multiple options that are available. Our store teams are trained to present our product to our customers using Matchmatics as an additional service.

Friendly Customer Experience

Our stores are colorful and bright, and feature a fun area where kids can watch musical Play & Music videos and interact with other children. (Parents like this!) We continue to emphasize the importance of individualized customer service with the end goal that we will exceed our customers' expectations each and every time they visit our stores.

gymboree.com

Last year we made great strides in re-creating the in-store experience online. We redesigned our Web site so that it is now more consistent with the look of our stores, and improved its functionality so that it is easier and more intuitive to shop. We also added Matchmatics functionality to our site so that our customers can now build wardrobes at home the same way they would in our stores. Additionally, our Web customer service representatives are always there to help, just as our sales associates are in the stores.

These changes have been well received by our customers, regardless of where they shop. Our store teams say that many of their customers like to preview a new line online, then go to the store to make their purchases!











Gymboree Play & Music

Gymboree was founded as a play program company, so our heritage literally is in play. It all began in 1976 when Joan Barnes, a Northern California mother, sought a safe, fun and nurturing place for new parents and children to play together. Unable to find such a place, Ms. Barnes founded Gymboree, a company that developed and offered directed parent-child developmental play programs. Today, Gymboree Play & Music offers dozens of classes at hundreds of franchised and company-owned locations worldwide.

Encouraging "Those Moments"

There is something very special about the spontaneous things kids do when they see, hear or learn something new. At Gymboree Play & Music, we get to see parents experience those moments when their child discovers a new game or learns a new song. In fact, because our play sites are a "yes" environment where children are free to run, touch and play safely, we try to actually encourage those moments.

"We are enthusiastic about the acceptance of our play and music programs internationally. Our classes are as relevant abroad as they are here in the United States."

Bob Campbell, President, Gymboree Play Programs



Play = Learning

Gymboree Play & Music classes are based on a blend of early childhood development theories complemented by more than 25 years of hands-on experience. Our classes use music, movement and our own kid-safe equipment – including a full playscape, a giant parachute, maracas, tambourines and Gymbo® the clown – to stimulate children's senses. All of this is brought together by our dedicated and highly trained teachers who lead play classes that are customized for the appropriate developmental stage of the children.

Gymboree Play & Music classes are designed so that children have fun while they learn. Parents also enjoy their time at Gymboree because they are able to interact with their children while meeting other parents with whom they can share information and learn.

International Reach

Today, Gymboree Play & Music speaks 10 different languages. 32 percent of our franchised sites are overseas in 22 countries ranging from Taiwan and Australia to the United Kingdom and Brazil. Gymboree Play & Music is the international "footprint" of Gymboree.



Our Future

Building Our Future

The Gymboree Corporation has a strong foundation on which to build. Our brand has earned the respect and admiration of our retail and play customers. Our management team has deep experience with Gymboree and the retail arena, as well as with the specific disciplines for which they are responsible. And we have spent the last year building an operational base that will be completely reinforced over the next 18 months.

Our Strengths

As a vertically integrated retailer, Gymboree has proven resources in the areas of design, production and logistics, as evidenced by our ability to create and deliver product in a way that pleases our customers. Our strengths in the areas of finance, human resources and grassroots brand building complement these resources and support the success of our business. Gymboree is poised to leverage the strong foundation we have in place for organic growth, as well as for expansion into new arenas.

Areas for Growth

The Gymboree brand itself can grow in several ways. With our improved product and operational base in place, we will begin reviewing Gymboree's ultimate chain store size in North America and Europe.

Gymboree Play & Music has continued to expand with additional international master franchises in China, Nicaragua and Norway. We expect to maximize our potential in countries in which we currently have a foothold, as well as expand into new countries around the world.

Given our success as a niche brand, we will begin to explore opportunities in niche markets that are currently underserved. Janie and Jack, a baby gift concept that The Gymboree Corporation will introduce in the fall of 2002, is our first endeavor in this area.

Janie and Jack will target a specialty gift buyer with unique, high-quality apparel and gift accessories. While Janie and Jack™ as a brand will have a look, feel and appeal that is differentiated from Gymboree, we will leverage the operational and intellectual strengths of the Gymboree organization to ensure the new concept is a profitable business that brings value to our stockholders.

Gymboree's future is rich with opportunities. It is our commitment to continue to leverage those opportunities in the coming year.

"We are now positioned to grow the Gymboree brand and to explore niche business opportunities that leverage both our infrastructure and our knowledge of our customers."

Myles McCormick, Chief Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 10-K

(Mark one)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended February 2, 2002

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period From _________ To _________

Commission File Number 000-21250

THE GYMBOREE CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**94-2615258**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

700 Airport Boulevard, Suite 200, Burlingame, California 94010-1912
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: **(650)-579-0600**

Securities registered pursuant to Section 12(b) of the Act:

None.

Securities registered pursuant to Section 12(g) of the Act:

Title of each Class	Name of each exchange on which registered
Common Stock $0.001 par value	**Nasdaq National Market**

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

The aggregate market value of the voting and non-voting stock held by non-affiliates of the registrant as of April 18, 2002, was approximately $389,774,493, based upon the last sales price reported for such date on the NASDAQ National Market.

As of April 18, 2002, 28,831,304 shares of the registrant's common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the Annual Meeting of Stockholders to be held on June 25, 2002 (hereinafter referred to as the "Proxy Statement") are incorporated by reference into Part III.

THE GYMBOREE CORPORATION

TABLE OF CONTENTS

This annual report on Form 10-K contains certain forward-looking statements reflecting our current view of future events and financial performance. Our actual future performance may not meet such expectations. Factors that could cause future performance to vary from current expectations include, but are not limited to, the factors discussed in the "Business" section and in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this annual report on Form 10-K.

PART I

Item 1. BUSINESS

The Gymboree Corporation (Gymboree) is a leading international specialty retailer operating stores selling high quality apparel, accessories, and play programs for children under the GYMBOREE® brand. We operate stores in the United States, Canada, Ireland, and the United Kingdom, primarily in regional shopping malls and in selected suburban and urban locations.

Gymboree Retail Stores. Gymboree retail stores offer high quality apparel and accessories characterized by child-appropriate, fashionable colors and prints, complex embellishment, comfort, functionality and durability for children ages newborn to seven years. Under the Gymboree brand name, we design and contract manufacture children's apparel and accessories for sale exclusively by Gymboree. As of February 2, 2002, we operated 580 Gymboree retail stores, including 528 stores in the United States, 23 stores in Canada, and 29 stores in Europe, as well as an online store at www.gymboree.com.

Gymboree Play & Music. Gymboree Play & Music offers directed parent-child developmental play programs designed to enhance early childhood development through fun-filled sensory and motor activities that engage children through sight, touch, sound and movement for children ages newborn to four years old. Gymboree Play & Music also offers birthday party services and sells certain developmentally appropriate toys, and audiotapes. As of February 2, 2002, Gymboree's Play & Music programs included 25 Company-operated play centers in California and 459 franchisee-operated play centers, of which approximately 68% are located in the United States, and the remaining 32% are located in other countries, including Australia, Brazil, Canada, France, South Korea, Malaysia, Mexico, Singapore, Taiwan, and the United Kingdom.

Janie and Jack. Janie and Jack is a new retail store concept that we will begin testing in the Fall of 2002. The Janie and Jack stores will offer high-quality, delicate apparel and gift accessories for children ages newborn to three years old. The stores will target a high-end gift buyer and have a look, feel and appeal that is differentiated from Gymboree. We intend to test this concept in the fall of 2002 with ten retail locations in the United States.

Gymboree was organized in October 1979, as a California corporation, and re-incorporated in Delaware in June 1992.

Business Strategy

Gymboree's business strategy consists of the following principal elements:

— *High Quality Apparel*: We strive to offer our customers high quality apparel with an excellent price/value relationship. We design the merchandise to be comfortable, functional, safe and durable by placing particular emphasis on high quality fabrics and detailed garment construction.

— *Brand Name Recognition*: Gymboree has developed a clearly recognizable brand image, translating to "The Best for Your Kids." This image was initially built through our Play & Music programs, a quality experience in the lives of young families, which was the original business of Gymboree. Customers associate shopping at Gymboree with unique, high quality, appealing, "kid-right" children's clothing and accessories sold in an attractive and friendly environment.

— *Integrated Operations*: We believe that the vertical integration of our design, contract production and retailing operations enables us to identify and respond to market trends, maintain rigorous product quality standards, closely monitor the distribution of our products, and maintain the highest quality of customer service.

— *Exclusive Distribution Channels*: Our products are sold through Gymboree retail stores, the Gymboree online store (www.gymboree.com) and, to a limited extent, through our Play & Music sites. From time to time, we may liquidate inventory through other channels.

— *Responsive Customer Service*: Customer service and satisfaction are defining features of the Gymboree corporate culture. Assisting customers in merchandise selection and outfit coordination is the top priority of Gymboree team members. We believe that this customer service, in combination with our merchandise, encourages multiple item purchases per customer.

Products and Merchandising

Gymboree's merchandise has evolved significantly over time. Prior to 1988, Gymboree offered unisex apparel for children ages six months to five years and a selection of non-apparel products, including toys. Since 1989, we have broadened our apparel merchandise assortment by developing separate big boys', big girls', baby boys', baby girls' and newborn lines, and by distinguishing assortments that are designed utilizing child appropriate silhouettes, colors and fabrics, in the context of coordinating outfits all under the GYMBOREE® label.

Our merchandising strategy focuses upon the quality and design of the apparel products and planned introduction of new product lines, along with a steady supply of fashion basics in seasonal colors and designs intended to satisfy customers' needs. Gymboree strives to create a distinctive look for its merchandise to enhance brand recognition and stimulate customer loyalty. Gymboree apparel is designed, manufactured, purchased and merchandised by line in support of Matchmatics™, our wardrobing service that allows our customers to mix and match items to create dozens of outfits.

Each of Gymboree's stores features 12-16 major fashion merchandise lines per year. Each merchandise line generally consists of approximately 30-40 clothing items, encompassing matching tops and bottoms, with coordinated color palettes, patterns and designs. Additionally, each line features a wide selection of related accessories that complement the apparel, such as coordinated socks, hats, shoes and hair accessories. In order to maintain the freshness of its merchandise, Gymboree regularly updates the assortments by rotating each line on an 11 to 13-week selling cycle. Although Gymboree generally is unable to reorder items after a line has been purchased, we carefully monitor the rotation schedule and have the ability to accelerate the introduction of new lines based on selling demand. Gymboree follows a policy of buying inventory at levels intended to meet demand for full price selling and markdown sales, and follows a strict markdown policy based on time in store. Gymboree purchases inventory by store volume and capacity, in order to maximize inventory turns and gross margin dollars.

The coordinated line deliveries are complemented by accompanying deliveries of basic merchandise. These items are intended to coordinate with several lines on a seasonal basis, and are generally less embellished and priced lower than the fashion offerings. The amount of any given delivery that is composed of basics varies by department. The basics are intended to increase outfit options and be an integral part of the Matchmatics service philosophy.

Gymboree's merchandise presentation maximizes customer convenience in selection, by displaying outfits on mannequins and placing featured items in easily found, nearby displays. Our visual merchandising effort creates a compelling selling environment and assists team members in the process of Matchmatics. Our merchandise is displayed by department (big boy, big girl, baby boy, baby girl, newborn, sleep) within the store. Also, accessories are shown within each department, and seasonal "capsules" are displayed in various prominent areas. These capsules may include special seasonal merchandise (themed 4th of July items, swim wear, Valentine's day, etc.) The front table in each store displays an assortment of items from all departments, and serves to feature a given segment of the product offering (pajamas for Christmas, Valentine's day items, etc.). A typical store offers approximately 200 to 250 new styles of apparel and accessories in each line.

Design, Sourcing and Contract Manufacturing

Gymboree apparel is characterized by distinctive designs, quality fabrications and construction and an excellent price/value relationship. Gymboree sources high-quality, comfortable and durable fabrics.

Our merchandising and design team creates unique color combinations and original patterns for these fabrics and emphasizes durability, functionality and special detailing.

Gymboree manages the production of apparel from the initial product concept, through color and pattern design, fabric development and testing, sample approval, testing, and garment manufacturing. We believe that the vertical integration of our operations and the coordinated efforts of our merchandising and design, production, and planning teams enable Gymboree to create distinctive offerings and control quality. The merchandising and design teams determine the styles for merchandise based on an evaluation of current style trends as well as a review of historical business performance. In conjunction with foreign buying agents, the production team arranges fabric sourcing and garment production while the quality team ensures that the final products satisfy Gymboree's detailed specifications and strict quality and safety standards. The process from initial product concept/design to receipt of finished product requires approximately nine months for fashion collections, and somewhat less time for basic items. Fabric and production commitments are made approximately five months before receipt of the finished garments at our distribution center.

Throughout the design process, Gymboree's merchandising and planning teams prepare financial forecasts for each line of clothing on an item-by-item basis. Certain proposed items in a line may be revised or replaced as a result of this team's financial analysis. This team also monitors inventories on a daily basis, prepares seasonal plans and develops unit production forecasts.

The majority of Gymboree apparel is manufactured to our specifications by approximately 200 independent manufacturers in key countries in the Far East including China, Indonesia, Macao, Taiwan, and Thailand, as well as Central America, Mexico, South America and the United States. Gymboree sources its fabric from approximately 20 vendors. Gymboree purchases all products in U.S. dollars. We have not experienced any material difficulties as a result of any foreign political, economic or social instability, although there can be no assurance that we will not experience such difficulties in the future. We have no long-term contracts with suppliers and typically transact business on an order-by-order basis.

Gymboree's quality control team arranges with independent testing laboratories to test fabrics prior to cutting against established performance standards for quality and safety. During the prototype sampling stage and following manufacturing, the technical teams subject the merchandise to tests, which ensure that construction, workmanship and fit, as well as the style and appearance of the garments satisfy Gymboree's stringent specifications. Subsequently, the production and quality control teams review the garment test and bulk production inspection results to verify that the quality is consistent with Gymboree's high standards. Gymboree generally does not purchase its finished apparel products until manufacturing has been completed and the products have been approved by independent testing labs and Gymboree's quality control and production teams.

Gymboree engages factories that agree to our Terms of Vendor Engagement, which require compliance with local laws and, whether or not permitted by local law, require that factories not employ child or forced, prison or indentured labor. Gymboree's personnel make periodic visits to factories, in addition to retaining a social compliance firm to conduct random audits of factories, including payroll practices and worker living conditions. In the event that we become aware of a significant violation of our Terms of Vendor Engagement, we will take action including, when we deem it appropriate, the ceasing of business with the affected factory.

Store Management Strategy

Our first priority is to improve the productivity of our existing store base by increasing sales, improving inventory flow and optimizing the allocation of product. In addition, Gymboree seeks strategically to manage our current store portfolio by expanding the size of high-performing stores (sometimes relocating to a larger store within the same mall), opening new stores in major metropolitan malls, certain secondary regional malls and in select downtown street locations that satisfy certain demographic and financial return criteria, and closing under-performing stores. In fiscal 2001, Gymboree opened eight new stores in the United States, closed eight stores in the United States, relocated 10 stores in the United States, opened three new stores in Canada and closed three stores in the United Kingdom.

Gymboree sold 18 of its Zutopia stores to The Wet Seal, Inc. and closed one Zutopia store. The average size of new stores opened during 2001 was approximately 2,200 square feet. During fiscal 2002, we plan to relocate and expand 15 to 20 Gymboree stores, open up to 10 Gymboree stores and close approximately 3 Gymboree stores. Included in our 2002 new store openings are approximately three stores in Canada. In addition, we plan to open and test 10 Janie and Jack retail stores beginning in the fall of 2002. Our ability to continue to expand the number of stores successfully in the future will depend on a number of factors, including the availability of suitable store locations, the negotiation of acceptable lease terms, our financial resources and the ability to control the operational aspects of our growth.

Gymboree expanded from two Gymboree stores in California in 1986 to 580 Gymboree stores, including 528 stores in 50 states and the District of Columbia, 23 stores in Canada and 29 stores in Europe, as of February 2, 2002. The following table sets forth, by geographic region, the net number of stores opened and closed during each of the periods indicated.

	Fiscal Year								
	Prior to 1995	1995	1996	1997	1998	1999	2000	2001	Total
East	66	14	17	23	30	6	−5	−1	150
Midwest	38	19	25	10	24	1	0	−1	116
South	48	26	12	29	39	4	−3	−1	154
West	57	11	16	7	14	0	0	3	108
Europe	0	0	0	6	18	7	1	−3	29
Canada	0	0	5	6	4	4	1	3	23
Gymboree	209	70	75	81	129	22	−6	0	580
Zutopia	0	0	0	0	0	19	0	−19	0
Total	209	70	75	81	129	41	−6	−19	580

Less than 10% of Gymboree's revenues were derived from outside the United States, in 2001, 2000 and 1999, and less than 10% of Gymboree's long-lived assets were located outside the United States in 2001, 2000 and 1999.

Site Selection. In selecting new store sites, Gymboree typically looks for high traffic locations ranging from 1,500 to 3,000 square feet in regional malls, specialty centers and suburban main street locations. Our real estate process includes extensive analysis of potential store sites and bases its selection on the performance of other specialty retail tenants, size of the market and demographics of the surrounding area. In evaluating a store location, placement of the store relative to retail traffic patterns and the number of children in the trade area are important considerations. Although our current stores are located primarily in regional malls, we have opened stores in alternative locations. In addition, we plan to relocate some higher volume stores within the same malls where we anticipate receiving a competitive advantage. There can be no assurance that Gymboree will continue to be successful in either obtaining favorable sites for our new stores or negotiating favorable lease terms for such sites.

Store Operations

The primary objective of store management is to maximize sales by providing superior customer service. Store management is principally responsible for sales training and implementing performance evaluation systems. In a continuing effort to minimize sales personnel time away from customers, operational procedures are reviewed and streamlined by the store operations team prior to implementation at the store level. This team is also responsible for field and store staffing, daily sales motivation and central office-to-store communications. Our merchandising team also interacts with store personnel and is responsible for developing merchandise presentation plans that can be effectively implemented at the store level. Ongoing communication between the merchandising teams and store teams is a priority, as customers communicate their desires to store personnel who then provide feedback directly to the merchandising team.

Gymboree North American store operations are managed by seven Regional Business Directors through 58 operating districts. Each District Sales Manager is responsible for approximately 8-10 stores. Store staffing levels vary with store volume. During the holiday selling season, store personnel levels are substantially increased to accommodate peak traffic levels. The 29 stores in Europe constitute one region, which is divided into three districts with similar team member staffing as in North America.

A number of programs offer incentives to store personnel. Sales associates receive compensation primarily in the form of hourly wages. Incentive structures are designed to maximize store contribution and comparable sales growth. Scheduling procedures allocate payroll hours to stores based on sales performance rather than simple availability. Regional Business Directors and District Sales Managers receive compensation in the form of salaries, performance-based bonuses and stock options.

Customer Service

Customer service is a defining feature of the Gymboree corporate culture. We believe that knowledgeable and enthusiastic store personnel have a direct impact on profitability. Gymboree places great emphasis on the selling function through consistent and on-going training and evaluation systems that are initiated by the central office and administered by field management at all levels. Our store managers spend most of their time on the sales floor assisting customers and coaching their selling teams. District Sales Managers spend the majority of their workweek on selling floors, providing leadership by inspecting the total customer experience throughout their district. Regional Business Directors develop and execute business plans and are responsible for achieving plan numbers for their regions.

Our customer focus is emphasized in recruiting and, as measured by sales, is the primary component in the on-going evaluation of personnel performance. We minimize sales associates' time spent on administrative functions by centrally determining merchandise display and replenishment, markdowns and basic labor scheduling. By emphasizing friendliness, product knowledge and personal attention, we believe that Gymboree has established a reputation for excellent customer service.

Store Environment

Gymboree stores are designed to create an energetic and enjoyable shopping environment. The brightly lit stores and glass storefronts allow the colorful in-store environments to attract customers from the outside. Stores are constructed in an open manner, which enables customers to see virtually all product offerings from the store's entrance.

During 2000, we introduced a new storefront sign that matches our updated logo and trademark. The new signage has been applied to approximately 303 stores and the remainder of the stores will receive the new signage before the end of 2003. When the new signage is added the storefront appearance is modified to a cleaner, updated look versus our former natural wood arches supported by giant children's building blocks and brightly colored "dancing" letters. The sign change results in updating our look while at the same time attracting customer attention and inviting customers to enter. Gymboree believes creating a uniform trademark presentation is important, from storefront to packaging, hang tags and labels inside product.

Inside Gymboree stores, merchandise is displayed on a front table display stand, mannequins, fixtures, and store walls by department in coordinated outfits, which allows easy accessibility and provides ample floor space for customers to maneuver strollers within the store. In 2000, we introduced new store fixtures to a small number of our stores. In 2001 we rolled out the new fixtures to 100 stores and plan an additional 149 stores during 2002. The new fixtures are characterized by wooden pillar display units, which permit fungible division of departments, use of hanging photography to brighten store interiors, and changeable displays of small clothing items and accessories. While parents shop in Gymboree stores, children are encouraged to enjoy Gymboree videos which run continuously throughout the day on screens set at a child's eye level.

Marketing and Promotion

Our goal in all marketing activities is to promote customer loyalty and to continue to expand our customer base. In an effort to achieve our goals we are continuously testing various methods for message delivery and promotional programs that add value to the customer experience. During 2001, we introduced a new promotional program called "Gymbucks" designed to provide multiple purchase incentives and to enhance customer loyalty. The program has proved to be very successful and we intend to continue with the program in 2002. We also conducted various direct mail campaigns, both through the mail and online, and provided "bag stuffer" bounce back coupons to customers who made purchases during the year. Looking forward, we may undertake public relations, print and other electronic advertising, in-store events and planned promotions, cross-promotional opportunities, and direct mail. We also believe that creating synergy between the Gymboree Retail stores and Play & Music Programs may help fuel effective marketing, advertising and promotional efforts.

Electronic Commerce

Gymboree first launched its web site at www.gymboree.com in fiscal 1997. In 2001, we re-launched our site in an effort to better align the experience found online with the experience found in our stores. Our web site offers our entire product offering for children between the ages of newborn and seven years. During the year, we also began testing online enrollment for our Gymboree Play & Music classes at selected U.S. locations. We plan to continue to invest in technology, operations, and merchandise offerings to meet business demands and our customer's expectations.

Merchandise Distribution

Gymboree's merchandise is shipped primarily via ocean carriers from foreign ports to ports in the U.S., Canada and Ireland. From there it is delivered to our distribution centers located in Dixon, California, (for U.S. stores), Toronto, Ontario, (for Canadian stores), and Shannon, Ireland (for European stores). Contract manufacturers or vendors are required to complete manufacturing and deliver merchandise to our foreign consolidator within a designated shipping window. This shipping window ensures timely delivery of the product to Gymboree's U.S., Canadian and Irish distribution centers using cost-effective ocean transportation.

Our transportation department coordinates the transportation of all purchase orders and monitors the timeliness of these shipments. Customs clearance takes place upon entry of goods to the U.S., Canada and Ireland. Samples of all items are reviewed by U.S. or local customs agents prior to the actual shipment of merchandise. This process reduces the customs clearance time and speeds the delivery of the merchandise to Gymboree.

Our U.S. merchandise is received, checked, processed and distributed through our U.S. distribution center in Dixon, California. This distribution center is a Gymboree-owned 300,000 square foot facility, which opened in January, 1998. New lines are received at the distribution center approximately three to four weeks before the intended in-store date. The merchandise is processed, packed by store, and delivered to the store on a targeted date approximately once per month. Merchandise is periodically replenished based on store sell-through. Merchandise for distribution to Europe is shipped directly from the factory to a 26,000 square foot leased facility in Shannon, Ireland, where it is processed for delivery to the stores. Merchandise destined for Canadian stores is shipped directly to a third-party distribution center in Toronto, Canada.

Outbound transportation is also coordinated by our transportation team. During 2001, store orders were consolidated by region and shipped via truckload carriers into the downstream terminals of regional less-than-truckload carriers, allowing Gymboree to build full trailers, thereby reducing the delivery cost per unit.

Management Information Systems

Gymboree's information systems department integrates store, merchandising, distribution and financial systems. These systems operate on Unix and NT platforms. Gymboree outsources technological support, including the point-of-sale help desk, network administration and computer operations. Sales and other inventory management information are updated daily in the merchandise reporting systems by communicating with each store's point-of-sale system. Gymboree evaluates information obtained through daily reporting to supplement merchandising decisions regarding replenishments, markdowns and allocation of merchandise.

Gymboree believes that our information systems are essential in achieving our growth plans and maintaining a competitive industry position. We have put in place a strategic plan to upgrade our systems infrastructure, replacing legacy systems in the areas of Sales Audit, Loss Prevention, Finance, Warehouse Management, Merchandising, and Production Management.

Play & Music Programs

As of February 2, 2002, Gymboree's Play & Music programs included 25 Company-operated play centers in California and 459 franchisee-operated play centers, of which approximately 68% are located in the United States, and the remaining 32% are located in other countries, including Australia, Brazil, Canada, France, South Korea, Malaysia, Mexico, Singapore, Taiwan, and the United Kingdom. In addition to generating income, we believe that the Play & Music Programs provide attractive cross-marketing opportunities for Gymboree stores and further strengthen the GYMBOREE® brand name recognition with retail customers.

The Gymboree Play & Music programs are designed to enhance early childhood development through fun-filled sensory and motor activities that engage children through sight, touch, sound and movement. Motor skill development is stimulated through physical play and exercise in an exciting, safe environment, which includes proprietary, developmentally appropriate play equipment. The Gymboree Play & Music Programs involve weekly 45-minute classes offered throughout the year. Classes are designed to interest and challenge children through activities that are tailored to enhance mental and physical development as well as to provide opportunities for socializing. In addition to sliding, climbing, jumping and running, classes include music, structured play activities, games and often a finale featuring a colorful parachute, songs, bubbles, and GYMBO® the clown. Gymboree Play & Music also offers birthday party services and sells certain developmentally appropriate toys, and audiotapes. At least one parent or caregiver accompanies each child and participates in the activities with their children.

Gymboree classes are offered to children aged newborn through four years old. GymBabies (for ages newborn to six months) introduce sensory play with special props and equipment. GymCrawlers (six to 12 months) develop upper-body stability, strength and coordination. GymWalkers (10 to 18 months) emphasize pre-walking and early walking skills and enhance strength, socialization, walking, balance and coordination. GymRunners (14 to 28 months) encourage exploration and build motor skills. GymExplorers (for two year olds) explore movement, stories, puppetry and songs. GymKids (three year olds) learn non-competitive skills like catching, throwing, kicking and tumbling. GymPairs classes are designed for parents with two mobile children; activities are modified to serve the needs of each participant. The music curriculum for children from 6 months through four years old covers various musical styles, instruments, rhythm, and dance movement.

Gymboree's standard franchise agreement provides for an initial term of 10 years. Upon signing the franchise agreement, each United States and Canadian franchisee currently pays an initial fee of $35,000 (U.S.) and $25,000 (U.S.) respectively, for the franchisee's first play center location, $27,000 (U.S.) and $20,000 (U.S.) for the second, $23,000 (U.S.) and $17,000 (U.S.) for the third, and $20,000 (U.S.) and $15,000 (U.S.) respectively for the fourth (and each subsequent) location. Each international (excluding Canadian) franchisee pays an initial fee ranging from $85,000 (U.S.) to over $1,000,000 (U.S.), depending on the franchise area for a Master Franchise and receives the right to sub-franchise sites. Gymboree receives up to 20% of the fees paid by sub-franchisees to the Master Franchisee. Both United States and international franchises are renewable for one additional 10-year term, and Gymboree receives no fee upon the renewal of the franchise from domestic franchisees. Gymboree receives a royalty of 6% of each domestic franchisee's gross receipts from operations, and a fee of approximately $10,500 upon the transfer of a franchise from one domestic franchisee to another. Currently, Gymboree supplies the franchisees with program aids, equipment and consumer products at a cost to the franchisee and conducts initial and ongoing training programs.

Gymboree will continue offering franchises for sale in fiscal 2002.

Trademarks and Service Marks

In the United States, Gymboree is the owner of the trademarks and service marks "GYMBOREE", the trademarks "GYMBO" and "GYMBABY", among others. These marks and certain other of Gymboree's marks are registered in the United States Patent and Trademark Office, and the mark "GYMBOREE" is also registered, or is the subject of pending applications, in approximately 60 foreign countries. Each federal registration is renewable indefinitely if the mark is still in use at the time of renewal. Gymboree's rights in the "GYMBOREE" mark and other marks are a significant part of our business. Accordingly, we intend to maintain the mark and the related registrations. Gymboree is not aware of any material claims of infringement or other challenges to our right to use the mark in the United States.

Gymboree uses a number of other trademarks, certain of which have been registered with the United States Patent and Trademark Office and in certain foreign countries. We believe that our registered and common law trademarks have significant value and that some of our trademarks are instrumental to our ability to create and sustain demand for and market our products.

Zutopia

Gymboree launched the Zutopia concept in 1999. During fiscal 2000, Gymboree decided to focus its efforts on expanding the core Gymboree brand and, accordingly, entered into an agreement with The Wet Seal, Inc. to sell the 19-store Zutopia chain. Under the agreement, substantially all the assets of the Zutopia stores, along with the trademark and the rights to the Internet site www.Zutopia.com, were transferred to The Wet Seal, Inc. as of March 25, 2001. In addition, The Wet Seal, Inc. assumed all rights and obligations of the leases of 18 of the 19 stores. The remaining store was closed. As a result of the sale, Gymboree recognized a loss of $5.0 million in the fourth quarter of fiscal 2000, which included a loss on the sale of property and equipment, a reserve for inventory and an accrual for legal fees and severance that was expected be incurred as a result of the sale.

Effective March 25, 2001, the Zutopia stores began operations under the management of The Wet Seal, Inc.

Factors That May Affect Future Performance

The discussion in this Annual Report on Form 10-K contains certain forward-looking statements, including statements regarding planned capital expenditures, planned store openings, expansions and renovations, future cash generated from operations and future cash needs. Such forward-looking statements, in particular, and Gymboree's business and operating results, in general, involve risks and uncertainties. Actual results may differ significantly from the results discussed in the forward-looking statements due to a number of factors, many of which are beyond our control. The following discussion highlights some of these factors and the possible impact of these factors on future results of operations. Given these factors, we cannot assure you that we will be able to effectively continue and strengthen our operations.

We may not be able to operate successfully if we lose key personnel, are unable to hire qualified additional personnel, or experience turnover of our management team.

The continued success of Gymboree is largely dependent on the personal efforts and abilities of our senior management and certain other key personnel and on our ability to retain current management and to attract and retain qualified key personnel in the future. Also, because customer service is a defining feature of the Gymboree corporate culture, we must be able to hire and train qualified sales associates to succeed. The loss of certain key employees, Gymboree's inability to attract and retain other qualified key employees or a labor shortage that reduces the pool of qualified sales associates could have a material adverse effect on our growth, our operations and our financial position. Furthermore, we have experienced significant turnover of our management team in recent years, and several members of our key management team have only recently joined us or have been promoted to executive positions for the first time. For example, our current chief executive officer was appointed in February 2001, and our chief financial officer was appointed in February 2002. In addition to performing their regular duties, our new managers must spend a significant amount of time devising strategies to execute our business model. If they are unable to effectively integrate themselves into our business, to work together as a management team or to master their new roles in a timely manner, our business will suffer.

Because we purchase and sell our products internationally, our business is sensitive to foreign risks associated with international business.

Gymboree's products are currently manufactured to specifications by independent factories located primarily in Asia, as well as Central America, South America, Mexico, the Middle East, and the United States. In addition to Gymboree's reliance on foreign manufacturers, Gymboree has store and distribution operations in Europe and Canada. As a result, our business is subject to the risks generally associated with doing business abroad, such as foreign governmental regulations, foreign consumer preferences, currency fluctuations, natural disasters, social or political unrest, disruptions or delays in shipments or customs clearance, local business practices and changes in economic conditions in countries in which our suppliers or stores are located. Gymboree cannot predict the effect of such factors on our business relationships with foreign suppliers or on our ability to sell our products in international markets. If any such factors were to render the conduct of business in a particular country undesirable or impractical, or if our current foreign manufacturing sources or mills were to cease doing business with us for any reason, such actions could have a material adverse effect on our results of operations and financial position.

Our business may be harmed by additional United States regulation of foreign trade or customs delays.

Our business is subject to the risk that the United States may adopt additional regulations relating to imported apparel products, including quotas, duties, taxes and other charges or restrictions on imported apparel. We cannot predict whether additional United States quotas, duties, taxes or other charges or restrictions will be imposed upon the importation of our products in the future, or what effect any such actions would have on our business, financial position and results of operations. If the U.S. government imposes any such charges or restrictions, the supply of products could be disrupted and their cost could substantially increase, either of which could have a material adverse effect on our operating results. Unforeseen delays in customs clearance of any goods could have a material adverse impact on our ability to deliver complete shipments to our stores which in turn could have a material adverse effect on our business and operating results.

We may suffer negative publicity if any of our products are found to be unsafe.

Gymboree currently tests most toys and similar products sold in our stores. If these products have safety problems of which we are not aware or if the Consumer Product Safety Commission recalls a product sold in our stores, we may experience not only negative publicity, which could adversely impact our sales and reputation, but also product liability lawsuits, which could have a material adverse effect on our reputation, business and our financial position.

We may be subject to negative publicity or be sued if our manufacturers violate labor laws or engage in practices that our customers believe are unethical.

We seek to require our independent manufacturers to operate their businesses in compliance with the laws and regulations that apply to them. Our sourcing personnel periodically visit and monitor the operations of our independent manufacturers, but we cannot control their business and labor practices. If an independent manufacturer violates labor laws or other applicable regulations, or if such a manufacturer engages in labor or other practices that diverge from those typically acceptable in the United States, Canada or Europe, Gymboree could in turn experience negative publicity or be sued. Negative publicity regarding the production of our products could have a material adverse affect on sales of our products and our business, and a lawsuit could have a material adverse effect on our financial position. For example, see Item 3, "Legal Proceedings."

The loss of a key buying agent could impair our ability to deliver our inventory in a timely fashion, impacting its value.

In 2001, one buying agent accounted for a significant portion of the company's inventory purchases. Although we believe that other buying agents could be identified and retained to place our required foreign production, the loss of this buying agent could result in time delays in procuring inventory and as a result could have a material adverse effect on our business and operating results.

Our business is sensitive to economic conditions that impact consumer spending.

Gymboree's financial performance is sensitive to changes in overall economic conditions that impact consumer spending, particularly discretionary spending. Future economic conditions affecting disposable consumer income such as employment levels, business conditions, interest rates and tax rates could reduce consumer spending or cause consumers to shift their spending to other products. A general reduction in the level of discretionary spending or shifts in consumer discretionary spending to other products could have a material adverse effect on our growth, net sales and profitability.

Our business is sensitive to changes in seasonal consumer spending patterns that are beyond our control.

Historically, a disproportionate amount of our retail sales and a significant portion of our net income have been realized during the months of November and December, during the holiday season. We have also experienced periods of increased sales activity in the early spring, during the period leading up to the Easter holiday, and in the early fall, in connection with back-to-school sales. Changes in seasonal consumer spending patterns for reasons beyond our control could result in lower-than-expected sales during these periods. Such a circumstance could cause us to have excess inventory, necessitating markdowns to minimize this excess, which would reduce our profitability. Any failure by us to meet our business plans for, in particular, the third and fourth quarter of any fiscal year would have a material adverse effect on our earnings, which in all likelihood would not be offset by satisfactory results achieved in other quarters of the same fiscal year. Also, because Gymboree typically spends more in labor costs during the holiday season, hiring temporary store employees in anticipation of holiday spending, a shortfall in expected sales during that period could result in a disproportionate decrease in our net income.

Our results may be impaired by changes in fashion trends and consumer preferences.

Gymboree's sales and profitability depend upon the continued demand by customers for our apparel and accessories. We believe that our success depends in large part upon our ability to anticipate, gauge and respond in a timely manner to changing consumer demands and fashion trends and upon the appeal of our products. There can be no assurance that the demand for Gymboree's apparel or accessories will not decline or that we will be able to anticipate, gauge and respond to changes in fashion trends. A decline in demand for our apparel and accessories or a misjudgment of fashion trends could have a material adverse effect on our business, financial condition and results of operations.

The highly competitive business in which we operate may impair our ability to maintain and grow our sales and results.

The children's apparel segment of the specialty retail business is highly competitive, and we may not be able to compete successfully in the future. Gymboree competes on a national level with BabyGap and GapKids (divisions of The Gap, Inc.), The Children's Place and Talbots Kids and certain leading department stores as well as certain discount retail chains such as Old Navy (a division of The Gap, Inc.), Kids 'R' Us (a division of Toys 'R' Us, Inc.) and Target. Gymboree also competes with a wide variety of local and regional specialty stores and with certain other retail chains. We also compete with children's retailers that sell their products by mail order or over the Internet. Many of these competitors are larger and have substantially greater financial, marketing and other resources than Gymboree. Increased competition may reduce sales and gross margins, increase operating expenses and decrease profit margins.

We must maintain a minimum collateral base to secure our existing credit facility, which is necessary for cash borrowings and letters of credit.

The amount of our credit facility for cash borrowings and letters of credit needed for the purchase of new inventory is limited to our available collateral. Our existing credit facility fluctuates relative to our collateral base, which includes our inventory, cash and other assets. This collateral base varies in value as a result of sales, merchandise purchases and profitability. Lack of short-term liquidity, due to reaching the limit of our collateral base, could force us to seek alternative financing or ultimately, if such financing were not available to us, court protection from our creditors.

We may need additional capital to pursue our future business plans.

Our growth strategies may require additional capital, should our operations generate insufficient cash flow to expand our business. For example, we may need additional capital to update store exteriors and interiors, broaden existing product lines, introduce new products and concepts, and to successfully develop and expand the Janie and Jack Stores concept. To pursue this prospective business plan, we will need to fund operations and invest in capital projects. There can be no assurance that either internally generated cash will be available, or that debt or equity will be available to Gymboree on terms that are satisfactory. In addition, under the terms of our existing credit facility, we will likely need the consent of our bank lenders before incurring additional indebtedness, and there can be no guarantee that our lenders will permit us to incur new debt on terms that we otherwise find satisfactory. Also, to the extent that we raise additional capital by issuing equity, a dilutive effect to existing stockholders will likely result.

The loss of our technology support service provider or a significant disruption in the implementation of new systems could impair our ability to manage various aspects of our store operations, and our ability to report results in a timely way.

Gymboree outsources various technological support functions. If our contractor were unable for any reason to continue to provide this support, or were to suffer a sudden breakdown in capabilities, this could have a negative impact on our ability to maintain reporting from our stores to headquarters, and could prevent us from reporting sales results or earnings, or from allocating product in a timely fashion, which could impair our ability to manage our stores' inventory. In addition, as we have embarked on a comprehensive strategy to upgrade the company's legacy information systems infrastructure, a significant disruption in the implementation process resulting in the failure of systems to integrate properly could result in delays in reporting and inventory management which could in turn have a material adverse effect on our business and operating results.

Team Members

As of February 2, 2002, Gymboree had over 6,923 full-time and part-time team members. In addition, a significant number of seasonal team members are hired during each holiday selling season. None of our team members are represented by a labor union, and we believe that our relationship with our team members is good.

Executive Officers of the Registrant

The following table sets forth information regarding our executive officers as of March 31, 2002.

Name	Age	Position
Lisa M. Harper	42	Vice Chair of the Board and Chief Executive Officer
Myles B. McCormick	30	Vice President and Chief Financial Officer

Lisa M. Harper has been Chief Executive Officer and Vice Chair of the Board since February 2001 and has been a director of Gymboree since June 2000. Ms. Harper joined Gymboree in January 1999 as Vice President, Design. From December 1999 until February 2000, she served as our Senior Vice President, Merchandising and Design. From February 2000 until September 2000, Ms. Harper served as our General Merchandise Manager. From September 2000 until February 2001, she served as our

President. Ms. Harper previously served as our Director of Design and Merchandising from 1993 to 1995. Ms. Harper has also held merchandising and design positions with several other clothing retailers, including Limited Too, Esprit, GapKids, Mervyn's and Levi Strauss.

Myles B. McCormick joined Gymboree in May 2001 as Vice President of Finance and was promoted to Chief Financial Officer in February 2002. Prior to joining Gymboree, Mr. McCormick served as Senior Manager of Global Publishing for Electronic Arts from August of 2000 to May 2001. Mr. McCormick was Vice President of Finance and Operations for Xuny.com from January 2000 to August 2000, was the Director of Financial Planning for Bebe Stores Inc. from 1998 to 2000, and was Director of Financial Strategy for Esprit de Corp. from 1994 to 1998. Before joining Esprit, Mr. McCormick was an associate with the Lincoln Financial Group.

Item 2. PROPERTIES

Gymboree's corporate campus is located in three office buildings in Burlingame, California, which we occupy under leases expiring between 2003 and 2006.

We own a 300,000 square foot distribution center on 15 acres in Dixon, California. We have an option agreement on contiguous land for an additional six acres. All products are distributed to our U.S. stores from this facility. Gymboree leases a 26,000 square foot distribution center in Shannon, Ireland for European operations, and utilizes a third-party owned and operated distribution center in Toronto, Ontario, Canada for Canadian operations.

At February 2, 2002, Gymboree's 580 stores included an aggregate of approximately 1,025,000 square feet of space. Our stores are all leased, typically for a 10-year term, and include a cancellation clause if minimum revenue levels are not achieved. In most cases, Gymboree pays a minimum rent plus a percentage rent based on the store's net sales in excess of a certain threshold. Substantially all of the leases require us to pay insurance, utilities, real estate taxes, and repair and maintenance expenses. In addition, we operate 25 Play & Music sites under leases that expire between 2003 and 2010. See Note 5 of the Notes to Consolidated Financial Statements.

Item 3. LEGAL PROCEEDINGS

Gymboree was named as a defendant in a lawsuit relating to sourcing of products from Saipan (Commonwealth of the Northern Mariana Islands). A complaint was filed on January 13, 1999 in the U.S. District Court, Central District of California, by various unidentified worker plaintiffs against Gymboree and approximately 25 other parties. The case was first transferred to the U.S. District Court for the District of Hawaii and then subsequently was transferred to the U.S. District Court for the District of the Northern Mariana Islands. The plaintiffs sought class-action status and alleged, among other things, that Gymboree (and other defendants) violated the Racketeer Influenced and Corrupt Organizations Act in connection with the labor practices and treatment of workers at factories in Saipan that make products for us. The plaintiffs sought injunctive relief as well as actual and punitive damages. Gymboree has agreed to a settlement with the plaintiffs that would require us to pay approximately $200,000, but the settlement will not take effect until it is approved by the court. There can be no assurance that the court will approve the settlement.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Gymboree's common stock is traded on the Nasdaq National Market System under the symbol "GYMB." The following table sets forth the quarterly high and low sale prices per share of our common stock over the last two fiscal years, as reported on the Nasdaq National Market System.

	Fiscal 2001		Fiscal 2000	
	High	Low	High	Low
First Quarter	16.38	6.37	4.69	3.38
Second Quarter	8.53	4.38	5.03	2.50
Third Quarter	9.28	5.10	8.88	4.34
Fourth Quarter	14.31	9.07	16.63	8.94

As of April 30, 2002, the number of holders of record of Gymboree's common stock totaled approximately 683. Gymboree has never declared or paid cash dividends on its common stock and anticipates that all future earnings will be retained for development of its business. The payment of any future dividends will be at the discretion of Gymboree's Board of Directors and will depend upon, among other things, future earnings, capital requirements, our financial position and general business conditions. In addition, Gymboree is restricted from paying dividends under the terms of its existing credit facility.

Item 6. SELECTED CONSOLIDATED FINANCIAL DATA

The following selected financial data have been derived from the consolidated financial statements of Gymboree. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto.

	2001	2000	1999	1998	1997
	(In thousands, except operating data and per share amounts)				
Statement of Operations Data: (1)					
Net sales	$ 505,383	$ 448,607	$ 437,076	$ 457,219	$ 373,440
Cost of goods sold, including buying and occupancy	(322,456)	(323,958)	(281,273)	(292,686)	(207,630)
Gross profit	182,927	124,649	155,803	164,533	165,810
Selling, general and administrative expenses	(174,639)	(185,019)	(176,184)	(157,092)	(112,443)
Play and music income, net	2,765	2,163	2,324	2,013	517
Operating income (loss)	11,053	(58,207)	(18,057)	9,454	53,884
Foreign exchange gains (losses)	(432)	130	(55)	187	(837)
Net interest income (expense)	(3,174)	(1,871)	877	265	2,778
Income (loss) before income taxes	7,447	(59,948)	(17,235)	9,906	55,825
Income tax benefit (expense)	(2,867)	23,080	6,635	(3,665)	(20,655)
Net income (loss)	$ 4,580	$ (36,868)	$ (10,600)	$ 6,241	$ 35,170
Basic income (loss) per share	$ 0.16	$ (1.38)	$ (0.44)	$ 0.26	$ 1.45
Diluted income (loss) per share	$ 0.16	$ (1.38)	$ (0.44)	$ 0.26	$ 1.41
Basic weighted average shares outstanding	28,326	26,686	24,315	24,164	24,302
Diluted weighted average shares outstanding	29,377	26,686	24,315	24,227	25,000
Operating Data:					
Number of stores at end of period	580	599	605	564	435
Net sales per average gross square foot	$ 493	$ 425	$ 417	$ 550	$ 621
Net sales per average store	$ 871,344	$ 748,981	$ 722,000	$ 915,000	$ 947,000
Comparable store net sales increase (decrease) (2)	16%	(1%)	(17%)	(1%)	2%
Balance Sheet Data:					
Working capital	$ 49,268	$ 33,374	$ 57,225	$ 76,314	$ 71,590
Total assets	219,629	244,442	240,918	255,594	229,200
Long-term debt	8,830	16,443	10,877	11,460	0
Stockholders' equity	142,429	134,116	158,462	168,372	157,710

Notes:

(1) 2001 included 52 weeks while 2000 included 53 weeks and 1999 through 1997 included 52 weeks.

(2) A comparable store is one that has been opened for a full 14 months. Comparable stores net sales in fiscal years 2001 through 1997 were calculated on a 52-week basis.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This annual report on Form 10-K contains forward-looking statements reflecting our current expectations and there can be no assurance that Gymboree's actual future performance will meet such expectations. Factors that could cause future performance to vary from current expectations include, but are not limited to, the factors discussed in Item 1, "Business" and in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Critical Accounting Policies and Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. We identified our most critical accounting policies to be those related to inventory valuation, asset impairment and income taxes.

Inventory Valuation. Inventory is valued using the retail method of accounting and is stated at the lower of cost or market. We review our inventory levels in order to identify slow-moving merchandise and broken assortments (items no longer in stock in a sufficient range of sizes) and use markdowns to clear merchandise. We estimate shortage for the period between the last physical count and the balance sheet date. Our shortage estimate can be affected by changes in merchandise mix and changes in actual shortage trends.

Asset Impairment. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the undiscounted future cash flows from the long-lived assets are less than the carrying value, we recognize a loss equal to the difference between the carrying value and the fair value of the assets. Decisions to close a store or facility can also result in accelerated depreciation over the revised useful life. For locations to be closed which are under long-term leases, we record a charge for lease buyout expense or the difference between our rent and the rate at which we expect to be able to sublease the properties and related cost, as appropriate. Most closures occur upon the lease expiration. Our estimate of future cash flows is based on our experience, knowledge and typically third-party advice or market data. However, these estimates can be affected by factors such as future store profitability, real estate demand and economic conditions that can be difficult to predict.

Income Taxes. We record reserves for estimates of probable settlements of domestic and foreign tax audits. At any one time, many tax years are subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. Our effective tax rate in a given financial statement period may be materially impacted by changes in the mix and level of earnings.

General

The Gymboree Corporation was founded in 1976 as a provider of interactive parent-child play programs and began to franchise this business in 1979. In 1986, we opened our first retail store featuring children's apparel and accessories. Through the end of fiscal 2001, we had grown to 580 stores, including 528 stores in 50 states and the District of Columbia, 23 stores in Canada and 29 stores in Europe.

Gymboree's net sales for 2001 increased to $505.4 million from $448.6 million in 2000 and $437.1 million in 1999. Our net income totaled $4.6 million in 2001 compared to a net loss of $36.9 million in 2000 and a net loss of $10.6 million in 1999. Comparable store net sales, based on a 52-week period, increased 16% during 2001 versus 2000, decreased 1% in 2000 versus 1999 and decreased 17% during 1999 versus 1998. We expect that future increases in net sales and net income will be dependent on the ability to generate increased sales within existing stores, the opening of new store locations, and to generate profitability in international stores.

Gymboree's year-end is on the Saturday closest to January 31. Fiscal year 2001, which included 52 weeks, ended on February 2, 2002. Fiscal 2000 and 1999, which included 53 and 52 weeks, ended on February 3, 2001 and January 29, 2000, respectively.

2001 Compared to 2000

Net Sales

Net sales for the fifty-two weeks ended February 2, 2002 increased to $505.4 million, from $448.6 million in the fifty-three weeks ended February 3, 2001, an increase of $56.8 million, or 12.7%. Comparable store sales for the 52-week period increased 16% over the same 52-week period last year. The increase reflects sales associated with the net comparable store sales increase ($68.4 million), sales from 11 new stores opened during 2001 ($4.2 million), incremental sales from 10 stores relocated during 2001 ($1.4 million), and the annualized revenue from store additions or relocations made during 2000 ($4.3 million). These increases more than offset the loss of sales associated with the exclusion of the 53rd week, the loss of sales from non-Zutopia stores closed during 2001, and the sale/closure of Zutopia on March 25, 2001 resulting in sales of only $1.6 million in fiscal 2001 versus $11.4 million in fiscal 2000. Management believes the increase in comparable store sales was primarily attributable to improvements in the overall product offering and inventory levels that supported increases in both average transaction values and overall transactions processed over the prior year. The number of stores open at the end of the period was 580, compared to 599 open at the end of fiscal year 2000 (which included 19 Zutopia stores). The reduction in overall store count reflects the sale of 18 and closure of 1 Zutopia stores.

Gross Profit

Gross profit for the fifty-two weeks ended February 2, 2002 increased to $182.9 million from $124.6 million in the fifty-three weeks ended February 3, 2001, an increase of $58.3 million, or 46.8%, primarily attributable to the increase in net sales. Last year's reported gross profit reflected the additional week for the year, and to a lesser extent, gross profit relating to Zutopia in fiscal 2000. As a percentage of net sales, gross profit increased 8.4 percentage points to 36.2% from 27.8% in the same period last year. The increase in gross profit as a percentage of net sales compared to the prior year was attributable to lower promotional rates in response to stronger product acceptance and better inventory management, lower production costs, and leverage on occupancy and buying costs as a result of the increase in comparable store sales.

Selling, General and Administrative Expenses

Selling, general and administrative expenses ("S,G&A"), which principally consist of non-occupancy store expenses, corporate overhead and distribution expenses, decreased as a percentage of net sales to 34.6% in 2001 compared to 39.8% in 2000 (excluding special charges). Special charges were $6.3 million in 2000 and resulted from the loss associated with the sale of Zutopia to The Wet Seal, Inc. and the impairment reserve for store assets and software costs related to website development. See discussion of impairment reserve and special charges in Notes 2, 3 and 4 of the Notes to Consolidated Financial Statements. Excluding the special charges, the decrease in S,G&A, as a percentage of net sales, was primarily attributable to an increase in net sales in conjunction with the savings related to Zutopia and lower overall distribution and selling expenses.

Play & Music Income, Net

Play & Music income, net, increased 27.8% to $2.8 million for the fifty-two weeks ended February 2, 2002 from $2.2 million for the fifty-three weeks ended February 3, 2001. The increase was primarily due to increases in domestic franchise activity, royalties from existing franchises, and improved performance related to the company's 25 owned locations, which more than offset the impact from revenue associated with the additional week in the prior year.

Foreign Exchange Gains (Losses)

Net foreign exchange losses totaled $432,000 for the fifty-two weeks ended February 2, 2002 compared to a net gain of $130,000 in fiscal 2001. These losses resulted from currency fluctuations on inter-company transactions between our United States operations and foreign subsidiaries.

Net Interest Income (Expense)

Net interest expense of $3.2 million was incurred for the fifty-two weeks ended February 2, 2002 as compared to net interest expense of $1.9 million for the fifty-three weeks ended February 3, 2001. The increase was due to higher average borrowings at lower rates.

Income Tax

Gymboree's effective tax rate for 2001 and 2000 was 38.5%. See Note 8 of the Notes to Consolidated Financial Statements.

2000 Compared to 1999

Net Sales

Net sales increased $11.5 million, or 3%, to $448.6 million for the 53 weeks of fiscal 2000 as compared to $437.1 million generated for the 52 weeks of fiscal 1999. The increase reflects sales from the inclusion of the 53rd week ($ 8.2 million), sales from 9 new stores opened during 2000 ($ 3.9 million), annualized revenue from store additions or relocations made during 1999 ($ 3.5 million), and the increased sales from 6 stores relocated during 2000 ($ 1.3 million). These increases more than offset the loss of sales associated with the net comparable store sales decline ($ 2.7 million) and the loss of sales from stores closed during 2000 ($ 2.7 million). Comparable store sales for the 52 weeks ended January 27, 2001, decreased 1% versus the 52 weeks ended January 29, 2000.

Gross Profit

Gross profit decreased 20% to $124.6 million in 2000 from $155.8 million in 1999. As a percentage of net sales, gross profit decreased to 27.8% in 2000 from 35.6% in 1999. The decrease versus 1999 in both gross profit dollars and rate as percentage of net sales reflects the cost of transitioning to our current merchandising strategy. Specifically, during the first half of 2000, we experienced both higher markdowns associated with liquidating undesirable product and large comparable sales declines due to inappropriately low inventory levels. During the third quarter, the gross profit rate was lower due to high markdowns associated with liquidating undesirable product. During the fourth quarter, both gross profit dollars and rate as a percentage of net sales were higher than the fourth quarter of fiscal 1999 as a result of stronger product acceptance and higher inventory levels.

Selling, General and Administrative Expenses

S,G&A, which principally consist of non-occupancy store expenses, corporate overhead and distribution expenses, increased as a percentage of net sales to 39.8% in 2000 (excluding the special charges) compared to 38.6% in 1999 (excluding special charges). Special charges totaled $6.3 million and $7.2 million in 2000 and 1999, respectively. Fiscal 2000 special charges resulted primarily from the loss associated with the sale of Zutopia to The Wet Seal, Inc. and the impairment reserve for store assets and software costs related to website development. Special charges for fiscal 1999 resulted from the implementation of a brand change and include the accelerated depreciation of store interior assets and proprietary signage assets bearing the old trademark, expense for modifications of store interiors and removal of certain store assets, and the impairment reserve for store assets and software write off. See discussion of impairment reserve and special charges in Notes 2, 3 and 4 of the Notes to Consolidated Financial Statements. Excluding the special charges, the increase in S,G&A, as a percentage of net sales, was primarily attributable to increased selling expenses associated with the opening of new domestic and international stores coupled with an increase in distribution costs resulting from an increase in units processed.

Play & Music Income, Net

Play & Music income, net decreased 7% to $2.2 million in 2000, from $2.3 million in 1999, due to lower equipment sales, lower than anticipated product sales and increased expenses related to the development of its new music curriculum.

Foreign Exchange Gains (Losses)

Net foreign exchange gains totaled $130, 000 in 2000 as compared to net foreign exchange losses of $55, 000 in 1999. These gains and losses resulted from currency fluctuations in inter-company transactions between our United States operations and foreign subsidiaries.

Net Interest Income (Expense)

Interest income decreased to $0.6 million in 2000, from $1.8 million in 1999, due to lower average cash and investment balances. In 2000, interest expense totaled $2.5 million, as compared to 1999 interest expense of $0.9 million. The increase in interest expense relates to our long term debt issued in 1998 and 2000 and borrowings associated with a secured credit facility obtained in 2000, as discussed in Note 6 of the Notes to Consolidated Financial Statements.

Income Tax

Gymboree's effective tax rate for 2000 and 1999 was 38.5%. See Note 8 of the Notes to Consolidated Financial Statements.

Liquidity and Capital Resources

During 2001, Gymboree satisfied its cash requirements through a combination of cash flows from operations and equity financing as compared to 2000 when cash requirements were met through a combination of equity financing and borrowings and 1999 when cash requirements were met through cash flow from operations. Primary uses of cash during 2001 were to repay borrowings, relocate and expand stores, and purchase of new information systems, compared to 2000 when cash was used to finance operating activities, and 1999 when cash was used to finance the construction of new domestic and international stores.

The combined balances of cash, cash equivalents and investments totaled $8.4 million and $5.3 million at February 2, 2002 and February 3, 2001, respectively.

Working capital as of February 2, 2002 totaled $49.3 million compared to $33.4 million at February 3, 2001. The increase in working capital was primarily due to an increase in operating cash flow that resulted in a decrease in borrowings needed to fund operations. During 2001, Gymboree generated $39.3 million from operating activities primarily due to a decrease in inventory of $14.2 million, net income before depreciation and amortization of $28.7 million offset by decrease in accounts payable of $10.9 million. During 2001, investing activities consisted of capital expenditures totaling $18.7 million, primarily related to the opening of 11 new domestic and international stores, the relocation and expansion of 10 stores, updating of store fronts of approximately 150 stores and information technology system expenditures, and proceeds from the sale of Zutopia assets of $3.2 million. During 2001, financing activities used $20.6 million, reflecting repayments on borrowings of $23.8 million, offset in part by proceeds from the exercise of warrants and stock options of $3.2 million. During 2000, Gymboree used $56.6 million in operating activities primarily reflecting an increase of inventory of $31.1 million coupled with higher deferred income taxes of $17.8 million plus a net loss of $36.9 million. During 2000, investing activities consisted of capital expenditures totaling $11.8 million. Also, during 2000 financing activities provided $33.4 million reflecting borrowings (net of repayments) of $21.8 million and proceeds from issuance of stock of $11.6 million.

In August 2000, Gymboree entered into a three-year secured revolving line of credit with Fleet Retail Finance, Inc. and a syndicate of other lenders. This facility, as amended, provides for an overall credit line of $85 million that may be used for working capital and capital expenditure needs and the issuance of documentary and standby letters of credit. A blanket lien on merchandise inventories and other assets secures the credit facility. Gymboree's maximum borrowing under the credit facility may not exceed the lesser of (a) $85 million or (b) the total of (i) the adjusted value of acceptable inventory, including eligible letter of credit inventory (subject to advance rates); plus (ii) 85% of Gymboree's eligible credit card accounts receivable; plus (iii) 100% of eligible investments; minus (iv) applicable reserves. Gymboree's annual capital expenditures are limited. On March 31, 2002, Gymboree amended the limitation on annual capital expenditures to $19 million for the fiscal year ended February 2, 2002.

As of February 2, 2002 and February 3, 2001, approximately $47.5 and $20.8 million was available pursuant to such facility. The interest rate during the term of the facility will be based on the bank's Reference Rate plus an applicable margin of up to 0.25% or Eurodollar rate plus an applicable margin of up to 2.50%. As of February 2, 2002 and February 3, 2001, the interest rate was 4.75% and 8.5%, respectively.

On August 24, 2000, Gymboree obtained a three-year term loan for $7 million with Back Bay Capital Funding LLC with an annual interest rate of 16%, which was repaid in January 2002.

During fiscal 1998, Gymboree issued two promissory notes totaling $12 million both secured by our distribution center in Dixon, California. On April 16, 2001, Gymboree entered into an amendment that increased the interest rates and removed certain financial covenants in the two promissory notes. The first note of approximately $3.1 million bears interest at 9.5% and is due October 2005. The second note of approximately $8.9 million bears interest at 9.7% and is due January 2009. Interest on the promissory notes is payable monthly.

Gymboree estimates that capital expenditures during 2002 will be between $20 and $25 million, and will primarily be used to relocate and expand 15-20 stores, to open approximately 20 new domestic and international stores (including Janie and Jack stores), to update the store fronts of approximately 150 stores and to upgrade and replace systems. Based on projections Gymboree expects that it will be under the annual capital expenditures limitation for the fiscal year 2002.

We anticipate that cash generated from operations, together with our existing cash resources and funds available from current and future credit facilities, will be sufficient to satisfy our cash needs through fiscal 2002. If additional credit facilities are required, no assurance can be given that such facilities will be available under terms acceptable to Gymboree.

Summary Disclosures about Contractual Obligations and Commercial Commitments

The following table reflects a summary of our contractual cash obligations as of February 2, 2002:

Contractual Obligations

($ in millions)	1-3 years	4-5 years	After 5 years	Total
Long-term debt	$ 2,273	$ 978	$ 6,264	$ 9,515
Operating leases	124,008	68,133	73,088	265,229
Total contractual cash obligations	$126,281	$69,111	$79,352	$274,744

Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and establishes standards for the recognition and measurement of asset impairment and disposal cost. SFAS No. 144 supercedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of* and the accounting and reporting provisions of APB Opinion No. 30, *Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*, for the disposal of a segment of a business. This statement is effective for Gymboree in the fiscal year beginning February 3, 2002 and adoption is not expected to have a material impact on our financial position or results of operations.

In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, *Business Combinations* and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives will not be amortized, but will rather be tested at least annually for impairment. Gymboree will adopt SFAS No. 142 for its fiscal year beginning February 3, 2002 and does not expect the adoption to have a material impact on our financial position or results of operations.

Seasonality and Quarterly Fluctuations

Gymboree has historically experienced, and expects to continue to experience, seasonal fluctuations in our retail sales and net income. Historically, a disproportionate amount of our retail sales and a significant portion of our net income have been realized during the months of November and December. In anticipation of increased sales activity during these months, Gymboree hires a significant number of temporary employees to bolster the store staff. In addition, we have experienced periods of increased sales activity in early spring and early fall. If, for any reason, our sales were below seasonal norms during November and December, or during the early spring or early fall, our annual operating results could be materially and adversely affected. Historically, retail sales and net income have been weakest during the second fiscal quarter, and we expect this trend to continue. Gymboree's quarterly results of operations may also fluctuate significantly as a result of a variety of factors, including the timing of new store openings, the costs and increased overhead associated with the opening and future operation of new stores. In addition, the sales contributed by new stores, advertising and marketing expenditures, merchandise mix and timing, and level of markdowns may contribute to fluctuations in operating performance.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Gymboree enters into forward foreign exchange contracts to hedge certain inventory purchases (principally British pounds sterling and Canadian dollars). The term of the forward exchange contracts is generally less than one year. The purpose of our foreign currency hedging activities is to protect us from the risk that the dollar margins resulting from inventory purchases will be adversely affected by changes in exchange rates.

The table below summarizes by major currency the notional amounts and fair value of our forward foreign exchange contracts in U.S. dollars as of February 2, 2002. No contracts were outstanding as of February 3, 2001.

	February 2, 2002	
	Notional Amount	Fair Value
	(In thousands)	
British pounds sterling	$3,716	$43
Canadian dollars	2,509	28
Total	$6,225	$71

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements

Page

THE GYMBOREE CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

	February 2, 2002	February 3, 2001
	(In thousands, except share data)	
Current Assets:		
Cash and cash equivalents	$ 8,429	$ 5,306
Accounts receivable	7,693	7,734
Merchandise inventories	63,584	78,056
Prepaid expenses	8,302	8,139
Deferred taxes	5,938	1,689
Total current assets	93,946	100,924
Property and Equipment:		
Land and buildings	9,943	9,943
Leasehold improvements	87,983	89,425
Furniture, fixtures, and equipment	117,373	107,304
	215,299	206,672
Less accumulated depreciation and amortization	(107,170)	(88,990)
	108,129	117,682
Deferred Taxes	13,070	21,035
Lease Rights and Other Assets	4,484	4,801
Total Assets	$ 219,629	$244,442

LIABILITIES AND STOCKHOLDERS' EQUITY

	February 2, 2002	February 3, 2001
Current Liabilities:		
Borrowings on revolving line of credit	$ 0	$ 16,225
Accounts payable	20,261	31,152
Accrued liabilities	23,732	19,539
Current portion of long-term debt	685	634
Total current liabilities	44,678	67,550
Long-Term Liabilities:		
Long-term debt, net of current portion	8,830	9,443
Deferred rent and other liabilities	23,692	26,333
Term loan	0	7,000
Total Liabilities	77,200	110,326
Stockholders' Equity:		
Common stock, including excess paid-in capital ($.001 par value: 100,000,000 shares authorized; 28,691,016 and 28,039,553 shares outstanding at February 2, 2002 and February 3, 2001, respectively)	44,484	40,475
Retained earnings	97,945	93,641
Total stockholders' equity	142,429	134,116
Total Liabilities and Stockholders' Equity	$ 219,629	$244,442

See notes to the consolidated financial statements

THE GYMBOREE CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended			As a Percentage of Net Sales Year Ended		
	February 2, 2002	February 3, 2001	January 29, 2000	February 2, 2002	February 3, 2001	January 29, 2000
	(In thousands, except per share data)					
Net sales	$ 505,383	$ 448,607	$ 437,076	100.0%	100.0%	100.0%
Cost of goods sold, including buying and occupancy expenses	(322,456)	(323,958)	(281,273)	(63.8)	(72.2)	(64.4)
Gross profit	182,927	124,649	155,803	36.2	27.8	35.6
Selling, general and administrative expenses	(174,639)	(185,019)	(176,184)	(34.6)	(41.2)	(40.3)
Play and music income, net	2,765	2,163	2,324	0.5	0.5	0.5
Operating income (loss)	11,053	(58,207)	(18,057)	2.1	(13.0)	(4.1)
Foreign exchange gains (losses), net	(432)	130	(55)	(0.1)	0.0	(0.0)
Net interest income (expense)	(3,174)	(1,871)	877	(0.6)	(0.4)	0.2
Income (loss) before income taxes	7,447	(59,948)	(17,235)	1.5	(13.4)	(3.9)
Income tax benefit (expense)	(2,867)	23,080	6,635	(0.6)	5.1	1.5
Net income (loss)	$ 4,580	$ (36,868)	$ (10,600)	0.9%	(8.2)%	(2.4)%
Income (loss) per share:						
Basic	0.16	(1.38)	(0.44)			
Diluted	0.16	(1.38)	(0.44)			
Weighted average shares outstanding:						
Basic	28,326	26,686	24,315			
Diluted	29,377	26,686	24,315			

See notes to the consolidated financial statements

THE GYMBOREE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended		
	February 2, 2002	February 3, 2001	January 29, 2000
Cash Flows From Operating Activities:		(In thousands)	
Net income (loss)	$ 4,580	$(36,868)	$(10,600)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	24,106	24,104	24,909
Impairment reserve	115	535	4,325
Deferred income taxes	3,716	(17,757)	(7,144)
Non-cash compensation expense	0	130	0
Loss on disposal of property and equipment	983	6,946	949
Tax benefit from exercise of stock options	848	957	0
Change in assets and liabilities:			
Accounts receivable	41	(2,814)	2,891
Merchandise inventories	14,196	(31,100)	27,031
Prepaid expenses and other assets	154	(6,731)	2,049
Accounts payable	(10,891)	12,556	(3,246)
Accrued liabilities	4,078	(3,736)	4,997
Deferred liabilities	(2,641)	(2,792)	(922)
Net cash provided by (used in) operating activities	39,285	(56,570)	45,239
Cash Flows Fom Investing Activities:			
Capital expenditures	(18,731)	(11,821)	(33,188)
Proceeds from sale of assets	3,195	0	0
Net cash provided by (used in) investing activities	(15,536)	(11,821)	(33,188)
Cash Flows From Financing Activities:			
Proceeds from issuance of stock	3,161	11,581	952
Proceeds from (payments on) borrowings	(16,225)	16,225	0
Payments on long term debt	(7,562)	5,617	(539)
Net cash provided by (used in) financing activities	(20,626)	33,423	413
Net Increase (Decrease) in Cash and Cash Equivalents	3,123	(34,968)	12,464
Cash and Cash Equivalents:			
Beginning of Year	5,306	40,274	27,810
End of Year	$ 8,429	$ 5,306	$ 40,274
Other Cash Flow Information:			
Cash paid during the year for income taxes	$ 461	$ 275	$ 699
Refunds received during the year for income taxes	$ (2,666)	$ (7,213)	$ (1,347)
Cash paid during the year for interest	$ 3,441	$ 2,344	$ 1,058

See notes to the consolidated financial statements

THE GYMBOREE CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid In Capital	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total	Total Comprehensive Income/(Loss)
	Shares	Amount					
				(Dollars in thousands)			
Balance at January 30, 1999	24,240,763	$ 29	$26,826	$141,157	$ 360	$168,372	
Issuance of common stock under stock option and purchase plans	160,841	0	952			952	
Net adjustments for foreign currency translation					(262)	(262)	$ (262)
Net loss				(10,600)		(10,600)	(10,600)
Balance at January 29, 2000	24,401,604	$ 29	$27,778	$130,557	$ 98	$158,462	$(10,862)
Issuance of common stock under stock option and purchase plans	439,279	0	2,117			2,117	
Net proceeds from issuance of common stock pursuant to private placement	3,198,670	3	9,461			9,464	
Stock options exchanged for services			130			130	
Tax benefit from exercise of stock options			957			957	
Net adjustments for foreign currency translation ($239) and unrealized net gains on cash flow hedges of $93					(146)	(146)	(146)
Net loss				(36,868)		(36,868)	(36,868)
Balance at February 3, 2001	28,039,553	$ 32	$40,443	$ 93,689	$ (48)	$134,116	$(37,014)
Issuance of common stock under stock option and purchase plans	346,286	0	2,254			2,254	
Issuance of common stock under exercise of stock warrants	305,177	1	906			907	
Tax benefit from exercise of stock options			848			848	
Net adjustments for foreign currency translation ($251) and unrealized net loss on cash flow hedges of ($25)					(276)	(276)	(276)
Net Income				4,580		4,580	4,580
Balance at February 2, 2002	28,691,016	$ 33	$44,451	$ 98,269	$(324)	$142,429	$ 4,304

See notes to the consolidated financial statements

1. Summary of Significant Accounting Policies

Nature of the Business — Gymboree is a leading specialty retailer of high quality apparel and accessories for children and operates as one reportable segment. As of February 2, 2002, Gymboree operated 580 stores, including 528 Gymboree stores in the United States, 23 Gymboree stores in Canada and 29 stores in Europe, as well as an on-line store at www.gymboree.com. Effective March 25, 2001, Gymboree sold its Zutopia stores to The Wet Seal, Inc. (See Note 3.).

Fiscal Year — Gymboree's year-end is on the Saturday closest to January 31. Fiscal year 2001, which included 52 weeks, ended on February 2, 2002. Fiscal year 2000, which included 53 weeks, ended on February 3, 2001. Fiscal year 1999, which included 52 weeks, ended on January 29, 2000.

Basis of Presentation — The consolidated financial statements include The Gymboree Corporation and its subsidiaries, all of which are wholly owned ("Gymboree"). All significant inter-company balances and transactions have been eliminated.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents — Cash equivalents consist of highly liquid investment instruments with a maturity of three months or less, at date of purchase.

Estimated Fair Value of Financial Instruments — The carrying value of cash and cash equivalents, accounts receivable, accounts payable, and current portion of debt approximates their estimated fair values due to the short maturities of these instruments. The carrying value of long-term debt approximates its fair value based on current rates available to Gymboree for similar debt.

Merchandise Inventories — Merchandise inventories are recorded under the retail method of accounting and are stated at the lower of cost or market.

Property and Equipment — Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from approximately 3 to 10 years. Leasehold improvements are amortized over the lesser of the applicable lease term, which range from 10 to 25 years, or the estimated useful lives of the improvements. Internally developed and purchased computer software is recorded at cost and is amortized using the straight-line method based on an estimated useful life of 3 to 5 years.

Capitalized Interest — Gymboree capitalizes interest as a component of the cost of property and equipment constructed for its own use. In fiscal 2001, 2000 and 1999, capitalized interest totaled $362,000, $279,000 and $150,000, respectively.

Income Taxes — Gymboree computes income taxes using the asset and liability method. Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of our assets and liabilities. A valuation allowance is recorded when it is deemed more likely than not that a deferred tax asset will not be realized.

Lease Rights — Lease rights are included in other assets and are recorded at cost and amortized over the lesser of 10 years or the life of the lease.

Deferred Rent — Many of Gymboree's operating leases contain predetermined fixed increases of the minimum rental rate during the initial lease term. For these leases, Gymboree recognizes the related rental expense on a straight-line basis and records the difference between the amounts charged to expense and the rent paid as deferred rent.

Construction Allowance — As part of many of our lease agreements, we receive construction allowances from landlords. These allowances offset the capital expenditures associated with the expansion or construction of stores. The construction allowances have been deferred and are amortized on a straight-line basis over the life of the lease as a reduction of rent expense. Construction allowances of $1.1 million, $1.4 million and $1.6 million were granted in fiscal years 2001, 2000 and 1999, respectively, and are included in deferred rent and other liabilities.

Foreign Currency Translation — Assets and liabilities of foreign subsidiaries are translated to U. S. dollars at the exchange rates effective on the balance sheet date. Revenues, costs of sales, expenses and other income are translated at average rates of exchange prevailing during the year. Translation adjustments resulting from this process are recorded as other comprehensive income.

Store Pre-opening Costs — Store pre-opening costs are expensed as incurred.

Revenue Recognition — Revenue is recognized at the point of sale in Gymboree's retail stores. Sales are presented net of a sales return reserve, which estimates the amount of merchandise that will be returned relating to revenue recognized in the current period. Gymboree issues store credits for returned merchandise instead of cash after certain time periods elapse and these credits can be used to purchase merchandise. Gymboree also sells gift certificates in its retail store locations and through its website. Revenue is recognized in the period that the gift certificate or store credit is redeemed.

For the Play & Music operations, initial franchise fees for all sites sold in a territory are recognized as revenue when the franchisee has paid the initial franchise fee, in form of cash and/or note payable, and has fully executed a franchise agreement. Gymboree receives a royalty of 6% of each domestic franchisee's gross receipts from operations. Such royalty fees are recorded when earned and are due from the franchisees 30 days following the close of each quarter. Gymboree also recognizes revenues from consumer products sold to franchisees for resale at the time the products are shipped to the franchisees.

Related Party Transactions — During fiscal 2001, Gymboree had sales of $2.7 million to Ross Stores, Inc., a retailer for which the Company's Chairman of the Board serves on the board of directors.

Stock-Based Compensation — Gymboree accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees."

Comprehensive Income (Loss) — Comprehensive income (loss) consists of net income (loss), foreign currency translation adjustments and fluctuations in the fair market value of certain derivative financial instruments.

Income (Loss) Per Share — Basic income (loss) per share is calculated by dividing net income (loss) for the fiscal year by the number of weighted average common shares outstanding for the fiscal year. Diluted income (loss) per share includes the effects of dilutive instruments, such as stock options, and uses the average share price for the period in determining the number of incremental shares that are to be added to the weighted average number of shares outstanding.

The following table summarizes the incremental shares from potentially dilutive securities, calculated using the treasury stock method:

	Fiscal Year Ended		
	February 2, 2002	February 3, 2001	January 29, 2000
		(In thousands)	
Shares used to compute basic EPS	28,326	26,686	24,315
Add: effect of dilutive securities	1,051	0	0
Shares used to compute diluted EPS	29,377	26,686	24,315

Anti-dilutive options and warrants to purchase weighted average shares totaling approximately 976,858, 674,450 and 75,013 in 2001, 2000 and 1999, respectively, were not included in the computation of diluted income (loss) per share as the effect would be anti-dilutive.

Reclassifications — Certain amounts for prior years have been reclassified to conform to the 2001 presentation.

Recently Issued Accounting Standards — In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and establishes standards for the recognition and measurement of asset impairment and disposal cost. SFAS No. 144 supercedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. This statement is effective for Gymboree in the fiscal year beginning February 3, 2002 and adoption is not expected to have a material impact on our financial position or results of operations.

In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that intangible assets with finite useful lives will be amortized and that goodwill and intangible assets with indefinite lives will not be amortized, but will rather be tested at least annually for impairment. Gymboree will adopt SFAS No. 142 for its fiscal year beginning February 3, 2002 and does not expect the adoption to have a material impact on our financial position or results of operations.

Foreign Exchange Exposure Management — The Company has international subsidiaries selling product in local currencies, which were purchased in US dollars. To protect product margins as well as foreign currency payables and receivables, Gymboree has a policy of hedging forecasted and existing foreign currency risk with forward contracts that expire within 12 months. These forward contracts are employed to eliminate, reduce, or transfer selected foreign currency risks that can be confidently identified and quantified. Hedges of anticipated transactions are designated and documented at inception as cash flow hedges and evaluated for effectiveness at least quarterly. The critical terms of the forward contract and the underlying transaction are matched at inception, and ongoing effectiveness is calculated by comparing the cumulative change in the forward contract's fair value to the cumulative change in fair value of the defined exposure, with the effective portion of the highly effective hedges accumulated in

Other Comprehensive Income (OCI). Any residual changes in the fair value of the instruments are recognized immediately in Other Income and Expense. An immaterial amount of ineffectiveness was recognized in fiscal 2001 and 2000.

Amounts in Accumulated OCI related to hedged inventory purchases are reclassified to Cost of Goods Sold ("COGS") based on inventory turns. The net unrealized gain on cash flow hedges in accumulated OCI as of February 2, 2002, before tax effect, was $69,000 and is expected to be reclassified into COGS within the next 12 months.

The following table summarizes activity in OCI related to Gymboree's hedging activities during the period from April 30, 2000 (date of adoption) through February 2, 2002 (in thousands).

Cumulative effect of accounting change (SFAS 133)	$ (22)
Unrealized net gains on cash flow hedges	443
Reclassification of net gains on cash flow hedges to COGS	(328)
Accumulated net gains on cash flow hedges at February 3, 2001	93
Unrealized net losses on cash flow hedges	(99)
Reclassification of net losses on cash flow hedges to COGS	75
Accumulated net gains on cash flow hedges at February 2, 2002	$ 69

2. Impairment of Long-Lived Assets

Gymboree recognizes impairment when the estimated undiscounted future cash flows are less than the asset's carrying value. For each of the stores where assets were written off, the operations continue to generate losses. During 2001, Gymboree identified 3 under performing stores and provided an impairment reserve equal to the carrying value of the leasehold improvements and fixtures used in the stores. This provision amounted to approximately $115,000.

During 2000, Gymboree identified 10 under performing stores and provided an impairment reserve equal to the carrying value of the leasehold improvements and fixtures used in the stores. This provision amounted to approximately $532,000. Two of these stores were closed in fiscal 2000 with the remaining stores closed during fiscal 2001.

During 1999, Gymboree identified 14 under performing stores and three Play & Music corporate sites and established an impairment reserve equal to the carrying value of the leasehold improvements and fixtures used in the stores. Impairment of the leasehold improvements and fixtures was based on the lack of both current and expected future positive cash flows of the stores. This reserve was approximately $3.0 million. Additionally, during 1999 Gymboree wrote off approximately $1.3 million of software applications (through accelerated depreciation) that were not Year 2000 compliant and were not going to be used in 2000.

The impairment losses recorded in 2001, 2000 and 1999 were included in selling, general and administrative expenses within the Statements of Operations.

3. Sale of Zutopia Chain

During fiscal 2000, Gymboree entered into an agreement with The Wet Seal, Inc. to sell the 19 Zutopia stores for an estimated sales price of $3.5 million. Under the terms of the agreement Gymboree transferred substantially all the assets of the Zutopia stores, along with the trademark, to The Wet Seal, Inc. and assigned 18 of the 19 store leases. The remaining store was closed. As a result of the agreement, Gymboree recognized a loss of $5 million in fiscal 2000, which includes the loss related to the property and equipment of $3.7 million ($7.2 million of property and equipment less proceeds of $3.5 million), loss on inventory of $1.1 million, legal fees of $0.1 million and severance of $0.1 million. The $5 million loss is included in selling, general and administrative expenses. The assets were transferred and sale closed on March 25, 2001 and March 29, 2001, respectively.

4. Special Charges

During fiscal year 2000 and 1999, Gymboree recorded special charges of $6.3 million and $9.2 million, respectively. Special charges for fiscal 2000 resulted from the loss associated with the sale of Zutopia to The Wet Seal, Inc. and the impairment reserve for store assets and software costs related to website development (approximately $800,000). During 1999, Gymboree incurred special charges of $9.2 million, of which $7.2 million is included in selling, general and administrative expenses and $2 million is included in cost of goods sold. The charges, which primarily resulted from the implementation of a brand change, included the accelerated depreciation of store interior assets and proprietary signage assets bearing the old trademark in the amount of $1.5 million, expense for modifications of store interiors and removal of certain store assets of $1.4 million, the impairment reserve for store assets of $3.0 million and software write-off of $1.3 million (discussed in Note 2). The Company accelerated the depreciation for the estimated remaining life of store interior assets and proprietary signage assets bearing the old trademark in accordance with SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and SEC Staff Accounting Bulletin No. 100 "Restructuring and Impairment Charges". The remaining $2 million charge to cost of goods sold related to the disposal of inventory, which did not meet Gymboree's new fashion direction.

5. Leases

Gymboree leases its store locations, corporate Play & Music sites, corporate headquarters, the Shannon, Ireland foreign distribution centers and certain fixtures and equipment under operating leases. The leases expire at various dates through the year 2024. Store leases typically provide for payment by Gymboree of operating expenses, real estate taxes and additional rent based on a percentage of sales if a specified sales target is exceeded. Furthermore, a majority of the leases allow Gymboree to vacate after a stipulated period.

Future minimum lease payments under operating leases at February 2, 2002 are as follows:

	(In thousands)
2002	$ 42,693
2003	41,476
2004	39,839
2005	37,158
2006	30,975
Later years	73,088
Total minimum lease commitments	$265,229

Rent expense for all operating leases totaled $71.1 million, $66.5 million, and $58.2 million in 2001, 2000, and 1999, respectively, which includes percentage rent expense and other lease required expenses of $19.7, $18.9 million, and $18.1 million for 2001, 2000, and 1999, respectively.

6. Borrowing Arrangements

During 2000, Gymboree entered into a three-year secured revolving line of credit with Fleet Retail Finance, Inc. and a syndicate of other lenders. This facility, as amended, provides for an overall credit line of $85 million that may be used for working capital and capital expenditure needs and the issuance of documentary and standby letters of credit. A blanket lien on merchandise inventories and other assets secures the credit facility. Gymboree's maximum borrowing under the credit facility may not exceed the lesser of (a) $85 million or (b) the total of (i) the adjusted value of independently appraised acceptable inventory, including eligible letter of credit inventory (subject to advance rates), plus (ii) 85% of Gymboree's eligible credit card accounts receivable; plus (iii) 100% of eligible investments, minus (iv) applicable reserves. Gymboree's annual capital expenditures are limited. On March 31, 2002, an amendment increased the annual capital expenditures limitation for fiscal year 2001 to $19 million.

As of February 2, 2002 and February 3, 2001, approximately $47.5 and $20.8 million was available pursuant to such facility. The interest rate during the term of the facility will be based on the bank's Reference Rate plus an applicable margin of up to 0.25% or Eurodollar rate plus an applicable margin of up to 2.50%. As of February 2, 2002 and February 3, 2001, the interest rate was 4.75% and 8.5%, respectively.

In addition, on August 24, 2000, Gymboree obtained a three-year term loan for $7 million with Back Bay Capital Funding LLC with an annual interest rate of 16%. This loan was repaid in January 2002.

During fiscal 1998, Gymboree issued two promissory notes totaling $12 million both secured by our distribution center in Dixon, California. On April 16, 2001, Gymboree entered into an amendment that increased the interest rates and removed certain financial covenants in the two promissory notes. The first note of approximately $3.1 million bears interest at 9.5% and is due October 2005. The second note of approximately $8.9 million bears interest at 9.7% and is due January 2009. Interest on the promissory notes is payable monthly. During fiscal 2000, Gymboree prepaid principal of approximately $172,000 on the first note and $577,000 on the second note.

Aggregate principal payments required under all borrowings are as follows:

	(In thousands)
2002	$ 685
2003	764
2004	824
2005	647
2006	331
Later years	6,264
Total	$9,515

Total interest expense charged to operations during fiscal 2001, 2000, and 1999 totaled approximately $3.4 million, $1.8 million, and $0.9 million, respectively.

7. Accrued Liabilities

Accrued liabilities consist of the following:

	February 2, 2002	February 3, 2001
	(In thousands)	
Employee compensation	$ 6,211	$ 6,887
Store operating expenses and other	7,870	4,579
Income tax payable	4,347	3,807
Store credits and gift certificates	4,125	2,848
Sales taxes	1,179	1,418
Total	$23,732	$19,539

8. Income Taxes

The provision (benefit) for income taxes consists of the following:

	2001	2000	1999
		(In thousands)	
Current:			
Federal	$ (518)	$ (6,434)	$ (32)
State taxes	(585)	938	315
Foreign	255	173	226
Total current	(848)	(5,323)	509
Deferred:			
Federal	2,611	(16,812)	(5,787)
State	1,104	(945)	(1,357)
Total deferred	3,715	(17,757)	(7,144)
Total provision (benefit)	$2,867	$(23,080)	$(6,635)

A reconciliation of the statutory federal income tax rate with Gymboree's effective income tax rate is as follows:

	2001	2000	1999
Statutory federal rate	35.0%	35.0%	35.0%
State income taxes, net of income tax benefit	4.5	3.3	4.0
Other	(1.0)	0.2	(0.5)
Effective tax rate	38.5%	38.5%	38.5%

The amount of pre-tax loss attributable to foreign operations for fiscal 2001, 2000 and 1999 is $2.3 million, $7.5 million and $1.7 million, respectively.

Deferred income taxes reflect the impact of "temporary differences" between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. Temporary differences and carry-forwards, which give rise to deferred tax assets and liabilities, are as follows:

	February 2, 2002	February 3, 2001
	(In thousands)	
Deferred tax assets:		
Uniform capitalization costs	$ 1,064	$ 1,409
Accrued reserves	1,599	5,568
Deferred rent	2,218	3,457
Net operating loss carryovers	22,076	20,855
Other	368	1,210
	27,325	32,499
Deferred tax liability:		
Prepaid expenses	(938)	(495)
State taxes	(257)	(591)
Fixed asset basis differences	(4,122)	(5,689)
	(5,317)	(6,775)

	February 2, 2002	February 3, 2001
	(In thousands)	
Total	$22,008	$25,724
Valuation Allowance	(3,000)	(3,000)
Net deferred tax assets	$19,008	$22,724

As of February 2, 2002, Gymboree has federal and state net operating loss carryovers of approximately $52.4 and $69.4 million, respectively. These net operating loss carryovers will expire between 2003 and 2020. Gymboree also has a federal AMT credit of approximately $282,000, which does not expire. Using its best estimates, Gymboree has a valuation allowance of $3 million at February 2, 2002 and February 3, 2001, on certain of its state deferred tax assets as it is more likely than not that they will not be realized. The extent to which the loss carryovers can be used to offset future taxable income may be limited, depending on the extent of ownership changes.

9. Stockholder's Equity

Private Placement

During fiscal 2000, Gymboree issued 3,198,670 shares of common stock at $2.97 per share, resulting in proceeds of approximately $9.5 million, net of issuance costs. In connection with this issuance, the purchasers received warrants to purchase 479,803 shares of Gymboree stock at $2.97 per share. These warrants are exercisable over three years. As of February 2, 2002, warrants to purchase 174,626 of these shares are outstanding. Shares issued to related parties under this offering were 2,222,222, with warrants to purchase 333,334 shares.

Stock Plans

Stock Option Plans — Gymboree's 1983 Incentive Stock Option Plan (the "1983 Plan") and 1993 Stock Option Plan (the "1993 Plan") provide for grants to team members of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and for grants of non-statutory stock options and stock purchase rights to team members, consultants and non-employee directors of Gymboree. There are 3,600,000 shares of common stock reserved for issuance under the 1983 Plan and 6,025,000 shares of common stock reserved for issuance under the 1993 Plan, which includes 2,000,000 shares approved during the year ended January 29, 2000. Options granted pursuant to the plans have been granted at exercise prices equal to the fair market value of common stock on the date of grant. The options have a term of either five or ten years and generally vest over a four year period. No further options may be granted under the 1983 Plan. There were 284,248 and 805,349 shares available for the grant of options under the 1993 Plan at February 2, 2002 and February 3, 2001, respectively.

The following summarizes all stock option transactions for the three years ended February 2, 2002:

	Shares Outstanding	Weighted Average Price Per Share
	(Shares in thousands)	
Balance, January 30, 1999	2,866	$20.16
Options granted	1,396	8.46
Options exercised	(41)	3.45
Options canceled	(913)	19.15
Balance, January 29, 2000	3,308	$15.57

	Shares Outstanding	Weighted Average Price Per Share
	(Shares in thousands)	
Options granted	3,184	5.19
Options exercised	(320)	5.57
Options canceled	(2,312)	13.59
Balance, February 3, 2001	3,860	$ 8.83
Options granted	1,185	7.72
Options exercised	(248)	5.51
Options canceled	(705)	8.21
Balance, February 2, 2002	4,092	$ 8.85

The following table summarizes information about stock options outstanding at February 2, 2002:

Options Outstanding						Options Exercisable (Vested)	
Range of Exercisable Prices			Number of Shares	Weighted Average Remaining Life (in years)	Weighted Average Exercise Price	Number Exercisable at February 2, 2002	Weighted Average Exercise Price
$ 2.00	to	$ 5.75	2,158,591	8.64	$ 4.63	804,709	$ 4.00
5.81	to	12.00	1,229,765	8.50	8.97	348,005	8.83
12.22	to	36.63	703,497	5.21	21.58	572,981	23.10
$ 2.00	to	$36.63	4,091,853	8.01	$ 8.85	1,725,695	$11.32

1993 Employee Stock Purchase Plan — We have reserved a total of 575,278 shares of common stock for issuance under the 1993 Employee Stock Purchase Plan (the "Purchase Plan"). The price at which stock is purchased under the Purchase Plan is equal to 85% of the fair market value of the common stock on the first day of the applicable offering period or the last day of the applicable purchase period, whichever is lower. Unless terminated earlier, the Purchase Plan will terminate in 2013. There were 97,779, 119,186, and 120,040 shares issued under the Purchase Plan in 2001, 2000, and 1999, respectively.

Additional Stock Plan Information — Gymboree applies APB Opinion No. 25 and related interpretations in accounting for our three stock-based compensation plans, described above. Accordingly, no compensation expense has been recognized for our stock option plans and our employee stock purchase plan.

Had compensation expense or income for our stock option plans and the Purchase Plan been determined based on the fair value at the grant dates for awards under these plans, consistent with the method of SFAS No. 123, "Accounting for Stock-Based Compensation," our net income (loss) and income (loss) per share would have been the pro forma amounts indicated below:

	Year Ended		
	February 2, 2002	February 3, 2001	January 29, 2000
	(In thousands, except per share data)		
Net income (loss)			
As reported	$4,580	$(36,868)	$(10,600)
Pro forma	4,556	(35,708)	(14,586)

	Year Ended		
	February 2, 2002	February 3, 2001	January 29, 2000
	(In thousands, except per share data)		
Basic income (loss) per share			
As reported	$0.16	$(1.38)	$(0.44)
Pro forma	0.16	(1.34)	(0.60)
Diluted income (loss) per share			
As reported	$0.16	$(1.38)	$(0.44)
Pro forma	0.15	(1.34)	(0.60)

The per share weighted average fair values of options granted during 2001, 2000, and 1999 were $7.73, $5.22, and $8.43, respectively. The fair value of option grants and shares issued under the purchase plan are estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended		
	February 2, 2002	February 3, 2001	January 29, 2000
		(In thousands)	
Expected dividend rate	0.0%	0.0%	0.0%
Expected volatility	96.7%	93.3%	73.5%
Risk-free interest rate	4.0%	6.1%	5.3%
Expected lives (yrs.)	3.0	3.0	3.0

Stockholder Rights Plan — Gymboree has adopted a Stockholder Rights Plan (the "Plan") which provides a dividend of one right for each outstanding share of Gymboree's common stock. The rights are represented by and traded with Gymboree's common stock. There are no separate certificates or markets for the rights.

The rights do not become exercisable or trade separately from the common stock unless 17.5% or more of the common stock of Gymboree has been acquired, or after a tender or exchange offer is made for 17.5% or greater ownership of Gymboree's common stock. Should the rights become exercisable, each right will entitle the holder thereof to buy 1/1,000th of a share of our Series A Preferred Stock at an exercise price of $125. Each 1/1,000th of a share of the new Series A Preferred Stock will essentially be the economic equivalent of one share of common stock.

Under certain circumstances, the rights "flip-in" and become rights to buy Gymboree's common stock at a 50% discount. Under certain other circumstances, the rights "flip-over" and become rights to buy an acquirer's common stock at a 50% discount.

The rights may be redeemed by Gymboree for $0.01 per right at any time on or prior to the fifth day (or a later date as determined by the Board of Directors) following the first public announcement by Gymboree of the acquisition of beneficial ownership of 17.5% of our common stock.

10. 401(k) Plan

Gymboree maintains a voluntary defined contribution 401(k) profit sharing plan (the "Plan") covering all team members who have met certain service and eligibility requirements. Employees may elect to contribute up to 20% of their compensation to the Plan, not to exceed the dollar limit set by law. Gymboree matches $0.50 to the Plan for each $1.00 contributed by a team member, up to a maximum Gymboree contribution of $500 per team member per year. The Plan permits team members to invest in Gymboree common stock with a limitation of 20% of their total investment. There are no trading restrictions for the team members. Matching contributions to the Plan totaled $262,000, $267,000 and $217,000 in 2001, 2000, and 1999, respectively.

11. Quarterly Financial Information (Unaudited)

The quarterly financial information presented below reflects all adjustments, which, in the opinion of our management, are of a normal and recurring nature necessary to present fairly the results of operations for the periods presented.

	2001 Quarter Ended			
	May 5, 2001	August 4, 2001	November 3, 2001	February 2, 2002
	(In thousands, except per share amounts and store data)			
Net sales	$124,003	$ 97,747	$133,219	$150,414
Gross profit	42,664	29,317	47,894	63,052
Operating income (loss)	307	(11,222)	4,276	17,692
Net income (loss)	$ (369)	(7,328)	1,794	10,483
Basic income (loss) per share	$ (0.01)	$ (0.26)	$ 0.06	$ 0.37
Diluted income (loss) per share	$ (0.01)	$ (0.26)	$ 0.06	$ 0.35
Stores at end of period	576	577	581	580

	2000 Quarter Ended			
	April 29, 2000	July 29, 2000	October 28, 2000	February 3, 2001
	(In thousands, except per share amounts and store data)			
Net sales	$100,632	$ 82,766	$111,881	$153,328
Gross profit	20,527	13,633	35,865	54,624
Operating income (loss)	(22,453)	(27,825)	(6,938)	(991)(1)
Net income (loss)	(13,763)	(17,108)	(4,828)	(1,169)(1)
Basic income (loss) per share	$ (0.56)	$ (0.64)	$ (0.18)	$ (0.04)(1)
Diluted income (loss) per share	$ (0.56)	$ (0.64)	$ (0.18)	$ (0.04)(1)
Stores at end of period	605	600	604	599

Notes:

(1) Includes a loss of $5.0 million ($ 3.1 million net of tax or $0.12 per share) related to the disposition of Zutopia.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders of
The Gymboree Corporation:

We have audited the accompanying consolidated balance sheets of The Gymboree Corporation and subsidiaries ("Gymboree") as of February 2, 2002 and February 3, 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three fiscal years in the period ended February 2, 2002. These financial statements are the responsibility of Gymboree's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Gymboree Corporation and subsidiaries as of February 2, 2002 and February 3, 2001, and the results of their operations and their cash flows for each of the three fiscal years in the period ended February 2, 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

San Francisco, California
April 4, 2002

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None.

PART III

Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this item is incorporated herein by reference to the sections entitled "Election of Directors Nominees" and "Section 16 (a) Beneficial Ownership Reporting Compliance" in our 2002 Proxy Statement. See also Item 1, "Business — Executive Officers."

Item 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated herein by reference to the sections entitled "Election of Directors Compensation of Directors," "Executive Compensation", "Employment Contracts and Termination of Employment and Change-in-Control Arrangements" and "Compensation Committee Interlocks and Insider Participation" in our 2002 Proxy Statement.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this item is incorporated herein by reference to the section entitled "Security Ownership" in our 2002 Proxy Statement.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item is incorporated herein by reference to the section entitled "Certain Relationships and Related Transactions" in our 2002 Proxy Statement.

PART IV

Item 14. EXHIBITS, FINANCIAL STATEMENTS, AND REPORTS ON FORM 8-K

(A)(1) Financial Statements

The following documents are filed as a part of this Annual Report on Form 10-K.

Consolidated Balance Sheets as of February 2, 2002 and February 3, 2001
Consolidated Statements of Operations for each of the three fiscal years ended February 2, 2002
Consolidated Statements of Cash Flows for each of the three fiscal years ended February 2, 2002
Consolidated Statements of Stockholders' Equity for each of the three fiscal years ended February 2, 2002
Notes to Consolidated Financial Statements
Independent Auditors' Report

(A)(2) Financial Statement Schedules

Financial statement schedules have been omitted because they are not required or are not applicable.

(A)(3) Exhibits

Exhibit Number	Description
3.1	Restated Certificate of Incorporation of Registrant. (1)
3.2	Amended and Restated Bylaws of Registrant. (12)
4.1	Article III of Restated Certificate of Incorporation of Registrant (See Exhibit 3.1). (1)
4.2	Form of certificate for Common Stock. (1)
4.3	Certificate of Designation of Rights, Preferences and Privileges of Series A Participating Stock of Registrant. (2)
4.4	Preferred Stock Rights Agreement, dated as of March 17, 1997, between Registrant and The First National Bank of Boston, including the Certificate of Designation, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively. (2)
10.1*	1983 Incentive Stock Option Plan, with form of stock Option Agreement. (1)
10.3*	1993 Employee Stock Purchase Plan. (1)
10.6	Amended Lease Agreement for 700 Airport Blvd., Suite 200, Burlingame, California. (3)
10.7	Amended Lease Agreement for distribution center. (4)
10.8	California Uniform Franchise Offering Circular, including form of Franchise Agreement. (1)
10.12	Lease Agreement for 770 Airport Blvd., Burlingame, CA. (5)
10.13*	Deferred Compensation Agreement. (5)
10.14	Lease Agreement for Bays 140-141, Shannon Free Zone, Shannon, Ireland, dated May 6, 1997. (6)
10.15	Lease Agreement for 111 Anza Blvd., Burlingame, CA dated January 8, 1998. (6)
10.22	Acquisition and Development Agreement for Dixon, California Distribution Facility with Carl D. Panattoni and Wickland Properties, dated November, 1996. (6)
10.23	Standard Form of Contractor Agreement with DPR Construction, Inc. for construction of Dixon, California Distribution Facility dated May 5, 1997. (6)
10.26*	Management Change of Control Plan. (7)
10.27*	Management Severance Plan. (7)
10.28	Term Loan and Security Agreement with Transamerica Business Credit Corporation, dated December 28, 1998. (8)
10.29	Commitment Letter for the Amended and Restated Line of Credit Agreement with Bank of America, dated March 11, 1999. (8)
10.31*	Amended and Restated 1993 Stock Option Plan, with form of Stock Option Agreement, amended and restated as of November 11, 1998. (13)
10.33	Credit Agreement with Bank of America, dated August 25, 1999. (9)
10.34	Secured Credit Agreement with Fleet Retail Finance, Inc., dated August 24, 2000. (10)
10.35	Amendment to Term Loan and Security Agreement with Transamerica Business Credit Corporation, dated August 30, 2000. (10)
10.36	First Amendment to Secured Credit Agreement with Fleet Retail Finance, Inc., dated October 9, 2000. (11)
10.37	Second Amendment to Secured Credit Agreement with Fleet Retail Finance, Inc., dated October 30, 2000. (11)
10.38	Third Amendment to Secured Credit Agreement with Fleet Retail Finance, Inc., dated November 14, 2000. (11)

Exhibit Number	Description
10.39	Form of Common Stock Purchase Agreement, dated May 2000, between Registrant and the Investors. (13)
10.40	Form of Warrant, dated May 2000, between the Registrant and the Investors. (13)
10.41	Form of Investor Rights Agreement, dated May 2000, between Registrant and the Investors. (13)
10.42	Form of Amendment to Warrant to Purchase Common Stock. (13)
10.43	Corporate Lease. (13)
10.44*	Management Severance Plan Effective September, 2000. (13)
10.45	Third Amendment to Secured Term Loan and Security Agreement with M Credit Inc. formerly known as Transamerica Business Credit Corporation. dated April 16, 2001. (14)
10.46	Fourth Amendment to Secured Credit Agreement with Fleet Retail Finance, Inc. dated August 3, 2001. (12)
10.47	Fifth Amendment to Secured Credit Agreement with Fleet Retail Finance, Inc. dated January 1, 2002.
10.48	Sixth Amendment to Secured Credit Agreement with Fleet Retail Finance, Inc. dated March 31, 2002.
21.1	Subsidiaries of the Registrant. (13)
23.1	Independent Auditors' Consent.

Reports on Form 8-K

None.

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(1) Incorporated by reference to the Registrant's Registration Statement on Form S-1 filed with the Commission on February 18, 1993 (File No. 33-58322), as amended.

(2) Incorporated by reference to Exhibits 3 and 5, respectively, to the Registrant's Registration Statement on Form 8-A filed with the Commission on March 20, 1997 (file no. 000-21250).

(3) Incorporated by reference to the Registrant's 1994 Annual Report on Form 10-K filed with the Commission on April 24, 1995.

(4) Incorporated by reference to the Registrant's 1995 Annual Report on Form 10-K filed with the Commission on May 2, 1996.

(5) Incorporated by reference to the Registrant's 1996 Annual Report on Form 10-K filed with the Commission on May 5, 1997.

(6) Incorporated by reference to the Registrant's 1997 Annual Report on Form 10-K filed with the Commission on April 20, 1998.

(7) Incorporated by reference to the Registrant's October 31, 1998 Quarterly Report on Form 10-Q filed with the Commission on December 21, 1998.

(8) Incorporated by reference to the Registrant's 1998 Annual Report on Form 10-K filed with the Commission on April 26, 1999.

(9) Incorporated by reference to the Registrant's July 31, 1999 Quarterly Report on Form 10-Q filed with the Commission on September 14, 1999 and the Registrant's Form 8-K filed with the Commission on September 8, 1999.

(10) Incorporated by reference to the corresponding exhibits to the Registrant's July 29, 2000 Quarterly Report on Form 10-Q filed with the Commission on September 12, 2000.

(11) Incorporated by reference to the corresponding exhibits to the Registrant's October 28, 2000 Quarterly Report on Form 10-Q filed with the Commission on December 12, 2000.

(12) Incorporated by reference to the corresponding exhibits to the Registrant's August 4, 2001 Quarterly Report on Form 10-Q filed with the Commission on September 18, 2001.

(13) Incorporated by reference to the corresponding exhibits to the Registrant's 2000 Annual Report on Form 10-K filed with the Commission on May 4, 2001.

(14) Incorporated by reference to the corresponding exhibits to the Registrant's May 5, 2001 Quarterly Report on Form 10-Q filed with the Commission on June 15, 2001.

* Indicates management contracts or compensatory plans or arrangements required to be filed as exhibits to this report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE GYMBOREE CORPORATION

April 26, 2002
(Date)

By: /s/ Lisa M. Harper
Lisa M. Harper
Chief Executive Officer and
Vice Chair of the Board

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

NAME	TITLE	DATE
/s/ Stuart G. Moldaw Stuart G. Moldaw	Chairman of the Board of Directors	April 26, 2002
/s/ Lisa M. Harper Lisa M. Harper	Chief Executive Officer and Vice Chair of the Board	April 26, 2002
/s/ Myles B. McCormick Myles B. McCormick	Chief Financial Officer and (Principal Financial and Accounting Officer	April 26, 2002
/s/ Walter F. Loeb Walter F. Loeb	Director	April 26, 2002
/s/ Barbara L. Rambo Barbara L. Rambo	Director	April 26, 2002
/s/ John C. Pound John C. Pound	Director	April 26, 2002
/s/ William U. Westerfield William U. Westerfield	Director	April 26, 2002
/s/ Michael Steinberg Michael Steinberg	Director	April 26, 2002

EXHIBIT INDEX

Exhibit Number	Description
3.1	Restated Certificate of Incorporation of Registrant. (1)
3.2	Amended and Restated Bylaws of Registrant. (12)
4.1	Article III of Restated Certificate of Incorporation of Registrant (See Exhibit 3.1). (1)
4.2	Form of certificate for Common Stock. (1)
4.3	Certificate of Designation of Rights, Preferences and Privileges of Series A Participating Stock of Registrant. (2)
4.4	Preferred Stock Rights Agreement, dated as of March 17, 1997, between Registrant and The First National Bank of Boston, including the Certificate of Designation, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively. (2)
10.1*	1983 Incentive Stock Option Plan, with form of stock Option Agreement. (1)
10.3*	1993 Employee Stock Purchase Plan. (1)
10.6	Amended Lease Agreement for 700 Airport Blvd., Suite 200, Burlingame, California. (3)
10.7	Amended Lease Agreement for distribution center. (4)
10.8	California Uniform Franchise Offering Circular, including form of Franchise Agreement. (1)
10.12	Lease Agreement for 770 Airport Blvd., Burlingame, CA. (5)
10.13*	Deferred Compensation Agreement. (5)
10.14	Lease Agreement for Bays 140-141, Shannon Free Zone, Shannon, Ireland, dated May 6, 1997. (6)
10.15	Lease Agreement for 111 Anza Blvd., Burlingame, CA dated January 8, 1998. (6)
10.22	Acquisition and Development Agreement for Dixon, California Distribution Facility with Carl D. Panattoni and Wickland Properties, dated November, 1996. (6)
10.23	Standard Form of Contractor Agreement with DPR Construction, Inc. for construction of Dixon, California Distribution Facility dated May 5, 1997. (6)
10.26*	Management Change of Control Plan. (7)
10.27*	Management Severance Plan. (7)
10.28	Term Loan and Security Agreement with Transamerica Business Credit Corporation, dated December 28, 1998. (8)
10.29	Commitment Letter for the Amended and Restated Line of Credit Agreement with Bank of America, dated March 11, 1999. (8)
10.31*	Amended and Restated 1993 Stock Option Plan, with form of Stock Option Agreement, amended and restated as of November 11, 1998. (13)
10.33	Credit Agreement with Bank of America, dated August 25, 1999. (9)
10.34	Secured Credit Agreement with Fleet Retail Finance, Inc., dated August 24, 2000. (10)
10.35	Amended Term Loan and Security Agreement with Transamerica Business Credit Corporation, dated August 30, 2000. (10)
10.36	First Amendment to Secured Credit Agreement with Fleet Retail Finance, Inc., dated October 9, 2000. (11)
10.37	Second Amendment to Secured Credit Agreement with Fleet Retail Finance, Inc., dated October 30, 2000. (11)
10.38	Third Amendment to Secured Credit Agreement with Fleet Retail Finance, Inc., dated November 14, 2000. (11)
10.39	Form of Common Stock Purchase Agreement, dated May 2000, between Registrant and the Investors. (13)

Exhibit Number	Description
10.40	Form of Warrant, dated May 2000, between the Registrant and the Investors. (13)
10.41	Form of Investor Rights Agreement, dated May 2000, between Registrant and the Investors. (13)
10.42	Form of Amendment to Warrant to Purchase Common Stock. (13)
10.43	Corporate Lease. (13)
10.44*	Management Severance Plan Effective September, 2000. (13)
10.45	Third Amendment to Secured Term Loan and Security Agreement with M Credit, Inc. formerly known as Transamerica Business Credit Corporation, dated April 16, 2001. (14)
10.46	Fourth Amendment to Secured Credit Agreement with Fleet Retail Finance, Inc. dated August 3, 2001. (12)
10.47	Fifth Amendment to Secured Credit Agreement with Fleet Retail Finance, Inc. dated January 1, 2002.
10.48	Sixth Amendment to Secured Credit Agreement with Fleet Retail Finance, Inc. dated March 31, 2002.
21.1	Subsidiaries of the Registrant. (13)
23.1	Independent Auditors' Consent.

---

(1) Incorporated by reference to the Registrant's Registration Statement on Form S-1 filed with the Commission on February 18, 1993 (File No. 33-58322), as amended.

(2) Incorporated by reference to Exhibits 3 and 5, respectively, to the Registrant's Registration Statement on Form 8-A filed with the Commission on March 20, 1997 (file no. 000-21250).

(3) Incorporated by reference to the Registrant's 1994 Annual Report on Form 10-K filed with the Commission on April 24, 1995.

(4) Incorporated by reference to the Registrant's 1995 Annual Report on Form 10-K filed with the Commission on May 2, 1996.

(5) Incorporated by reference to the Registrant's 1996 Annual Report on Form 10-K filed with the Commission on May 5, 1997.

(6) Incorporated by reference to the Registrant's 1997 Annual Report on Form 10-K filed with the Commission on April 20, 1998.

(7) Incorporated by reference to the Registrant's October 31, 1998 Quarterly Report on Form 10-Q filed with the Commission on December 21, 1998.

(8) Incorporated by reference to the Registrant's 1998 Annual Report on Form 10-K filed with the Commission on April 26, 1999.

(9) Incorporated by reference to the Registrant's July 31, 1999 Quarterly Report on Form 10-Q filed with the Commission on September 14, 1999 and the Registrant's Form 8-K filed with the Commission on September 8, 1999.

(10) Incorporated by reference to the corresponding exhibits to the Registrant's July 29, 2000 Quarterly Report on Form 10-Q filed with the Commission on September 12, 2000.

(11) Incorporated by reference to the corresponding exhibits to the Registrant's October 28, 2000 Quarterly Report on Form 10-Q filed with the Commission on December 12, 2000.

(12) Incorporated by reference to the corresponding exhibits to the Registrant's August 4, 2001 Quarterly Report on Form 10-Q filed with the Commission on September 18, 2001.

(13) Incorporated by reference to the corresponding exhibits to the Registrant's 2000 Annual Report on Form 10-K filed with the Commission on May 4, 2001.

(14) Incorporated by reference to the corresponding exhibits to the Registrant's May 5, 2001 Quarterly Report on Form 10-Q filed with the Commission on June 15, 2001.

* Indicates management contracts or compensatory plans or arrangements required to be filed as exhibits to this report on Form 10-K.

Board of Directors

Stuart G. Moldaw
Chairman of the Board

Lisa Harper
Chief Executive Officer and
Vice Chair of the Board of Directors

Walter Loeb
Director

John Pound
Director

Barbara Rambo
Director

Michael Steinberg
Director

William U. Westerfield
Director

Officers

Lisa Harper
Chief Executive Officer and
Vice Chair of the Board of Directors

Myles McCormick
Chief Financial Officer

Shareholder Information

Annual Meeting

Shareholders are invited to attend our annual meeting at 9:00 a.m. on Tuesday, June 25, 2002, at The Gymboree Corporation headquarters, 700 Airport Boulevard, Suite 200, Burlingame, California.

Common Stock Trading

Common stock of The Gymboree Corporation is traded on the Nasdaq National Market System under the symbol GYMB.

Fiscal 2001	High	Low
First quarter	$16.38	$6.37
Second quarter	8.53	4.38
Third quarter	9.28	5.10
Fourth quarter	$14.31	$9.07

Independent Auditors

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105
Phone: 415-247-4000

General Counsel

Perkins Coie LLP
1620 26th Street, Sixth Floor
Santa Monica, CA 90404
Phone: 310-788-9900

Registrar and Transfer Agent

Inquiries from our shareholders regarding address changes and lost certificates should be directed to:

EquiServe
P.O. Box 43010
Providence, RI 02940
Phone: 781-575-3120
equiserve.com

Investor Relations

Investor information is available from:

The Gymboree Corporation
Investor Relations
700 Airport Boulevard, Suite 200
Burlingame, CA 94010

or through our Web site:
gymboree.com

GYMBOREE®

gymboree.com